As filed with the Securities and Exchange Commission on May 17, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

America West Holdings Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization) 111 West Rio Salado Parkway Tempe, Arizona 85281 (Address, Including Zip Code, of Registrant’s Principal Executive Offices)	86-0847214 (I.R.S. Employer Identification Number) (602) 693-0800 (Registrant’s Telephone Number, Including Area Code)

America West Airlines, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)
4000 E. Sky Harbor Boulevard
Phoenix, Arizona 85034-3899
(Address, Including Zip Code, of Registrant’s Principal Executive Offices)	86-0418245 (I.R.S. Employer Identification Number) (602) 693-0800 (Registrant’s Telephone Number, Including Area Code)

4512
(Primary Standard Industrial Classification Code Number)

Linda M. Mitchell
Vice President and General Counsel
America West Airlines, Inc.
4000 E. Sky Harbor Boulevard
Phoenix, Arizona 85034-3899
(602) 693-0800
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies of Correspondence to:
Samuel M. Livermore
Mischi aMarca
Cooley Godward, LLP
One Maritime Plaza, 20th Floor
San Francisco, CA 94111

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.
CALCULATION OF REGISTRATION FEE

		Proposed maximum		Proposed maximum		Amount of
Title of class of securities	Amount To Be	offering price per		aggregate offering		registration fee
to be registered	Registered	unit		price		(1)

7.5% Convertible Senior Notes due 2009	$129,082,514 (2)	100%	(3)	$129,082,514	(3)	$11,876	(3)

Guaranty of 7.5% Convertible Senior Notes due 2009	–	–		–		–	(4)

Class B Common Stock, par value $0.01 per share (5) (6)	10,756,876	–	(7)	–	(7)	–	(7)

Warrant to purchase Class B Common Stock	18,754,000	–	(8)	–	(8)	–	(8)

Class B Common Stock, par value $0.01 per share (6)	18,754,000	$3.545	(9)	$66,482,930		$6,166

Class B Common Stock, par value $0.01 per share (6)	3,783,000	$3.545	(9)	$13,410,735	$1,234

Total					$19,276

(1)	The registrant is offering an aggregate 33,393,876 shares of class B common stock pursuant to this registration statement. The registrant previously paid a filing fee in the amount of $874.00 in connection with the registration of 100,000 of such shares pursuant to a Registration Statement on Form S-3 filed May 11, 1998 (file no. 333-51107). The registrant is offering an additional 33,293,876 shares of class B common stock under this registration statement, resulting in an aggregate offering of 33,393,876 shares of class B common stock. No additional fee with respect to the previously filed shares of class B common stock is due at the time of this filing.

(2)	Includes approximately $24,617,954 of interest payable on the first six interest payment dates, which the registrant expects to pay in the form of a deemed loan added to the principal amount of the notes.

(3)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(i).

(4)	Pursuant to Rule 457(n), no registration fee is required with respect to the guaranty.

(5)	Issuable upon conversion of the notes at an initial conversion price of $12.00 per share.

(6)	Pursuant to Rule 416, the number of shares of class B common stock being registered shall include an indeterminate number of shares of class B common stock that may be issued pursuant to the anti-dilution provisions of the notes and warrants.

(7)	Pursuant to Rule 457(i), no separate registration fee is required with respect to the shares of class B common stock issuable upon conversion of notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

(8)	Pursuant to Rule 457(g), no separate registration fee is required with respect to the warrant as it is being registered in the same registration statement as the class B common stock offered pursuant thereto.

(9)	Pursuant to Rule 457(c), and solely for the purpose of calculating the registration fee, the proposed maximum offering price per unit is calculated based upon the average of the high and low prices of the class B common stock as reported on the New York Stock Exchange as of May 14, 2002.

PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT ALSO RELATES TO THE SHARES OF COMMON STOCK OF THE REGISTRANT PREVIOUSLY REGISTERED UNDER REGISTRATION STATEMENT ON FORM S-3, FILE NO. 333-51107. ACCORDINGLY, THIS REGISTRATION STATEMENT CONSTITUTES A POST-EFFECTIVE AMENDMENT TO SUCH EARLIER REGISTRATION STATEMENT. THIS POST-EFFECTIVE AMENDMENT SHALL HEREAFTER BECOME EFFECTIVE CONCURRENTLY WITH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT IN ACCORDANCE WITH SECTION 8 OF THE SECURITIES ACT.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 17, 2002

Prospectus
America West Holdings Corporation

$104,464,560 Convertible Senior Notes due 2009
Guaranteed by America West Airlines, Inc.

Warrant to purchase 18,754,000 shares of Class B Common Stock
33,393,876 shares of Class B Common Stock

         We issued the notes, the warrant, and certain other warrants in January 2001 in connection with the closing of a $429 million loan supported by a $380 million government loan guarantee. This Prospectus will be used by the selling security holders to resell their notes or the warrant, and the class B common stock issuable upon conversion of the notes or exercise of any of the warrants. In addition, this prospectus covers the issuance of class B common stock upon the exercise of the warrant by the holders other than the initial holder. This prospectus may also be used by The America West Community Foundation to sell 100,000 shares of class B common stock held by it.

         The Notes. The notes are convertible, at the option of the note holder, into class B common stock at any time after January 18, 2005, or as otherwise provided in the indenture governing the notes, at an initial conversion price of $12.00 per share, subject to adjustments for anti-dilution purposes. This is equivalent to a conversion rate of approximately 83.333 shares per $1,000 principal amount of notes. We will pay interest on the notes semiannually in arrears on June 1 and December 1, commencing June 1, 2002, in either cash or, at our option for the first six interest payment dates, in the form of a deemed loan added to the principal amount of the notes. Assuming we elect to pay interest on the first six interest payment dates in the form of a deemed loan, the aggregate principal amount of the notes will increase to $129,082,514. The notes will mature on January 18, 2009 unless either converted or redeemed. The payment of principal, premium and interest on the notes is fully and unconditionally guaranteed by America West Airlines, Inc. We may redeem some or all of the notes at any time before January 18, 2005, at a redemption price equal to $1,000 per note to be redeemed if certain conditions are met. We may redeem the notes, in whole or in part, on or after January 18, 2005 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest.

         The Warrant. The warrant is exercisable for class B common stock at any time during the 10 year period commencing January 18, 2002 at an initial exercise price of $3.00 per share, subject to adjustments for anti-dilution purposes.

         The Class B Common Stock. The class B common stock is currently listed on the New York Stock Exchange under the symbol “AWA.” On May 16, 2002, the closing sale price of our class B common stock was $3.52 per share.

Consider carefully the risk factors beginning on page 7 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____________, 2002

PROSPECTUS SUMMARY
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
AVAILABLE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF THE NOTES
DESCRIPTION OF THE WARRANT
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
SIGNATURES
EXHIBIT INDEX
EX-5.1
EX-12.1
EX-12.2
EX-23.2
EX-23.3
EX-25.1

Important Notice About the Information Presented In This Prospectus

         You should rely only on the information provided in this prospectus and the information incorporated by reference. We have not authorized anyone to provide you with different information. The selling securityholders are not offering to sell, or seeking offers to buy, the notes, the warrant, or underlying shares in any state where offers or sales are not permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

We include cross-references in this prospectus to captions where you can find further related discussions. The table of contents provides the pages on which these captions are located.

ii.

PROSPECTUS SUMMARY

         This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing discussed under “Risk Factors” beginning on page 6, the information incorporated by reference, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

         Throughout this prospectus, “we,” “us,” “Holdings” and the “Company” refer to America West Holdings Corporation, including its consolidated subsidiaries, “AWA” or “guarantor” refers to America West Airlines, Inc. and “TLC” refers to The Leisure Company.

Our Company

         We are the parent company of AWA and TLC.

         AWA is the eighth largest passenger airline in the United States with the lowest cost structure of the eight major hub-and-spoke airlines in the United States. AWA’s operations are centered around our principal hubs in Phoenix, Arizona and Las Vegas, Nevada and a mini-hub in Columbus, Ohio. At the end of 2001, AWA operated a fleet of 146 aircraft with an average fleet age of 9.8 years and served 59 destinations in North America, including seven in Mexico and two in Canada. Through regional alliance and code share arrangements with other airlines, AWA served an additional 113 destinations in North America as of December 31, 2001. In 2001, AWA flew approximately 20 million passengers and generated revenues of approximately $2.0 billion.

         TLC sells individual and group travel packages including air transportation on AWA, hotel accommodations, car rentals, cruise packages and other travel products directly to consumers as well as through retail travel agencies in the United States, Canada and Mexico. TLC’s America West Vacations brand has significant strength in the Las Vegas destination market and also has presence in other vacation destinations such as Arizona, California, Florida, Mexico and Canada.

         We are a Delaware corporation. Our executive offices are located at 111 West Rio Salado Parkway, Tempe, Arizona 85281, and our telephone number is (480) 693-0800.

The Restructuring

         On January 18, 2002, AWA closed a $429 million loan supported by a $380 million government loan guarantee. Management estimates this loan triggered over $600 million in concessions and additional financing (primarily aircraft rent reductions and future financing commitments), resulting in a restructuring of AWA’s indebtedness and lease commitments valued at approximately $1 billion. As compensation for various elements of the restructuring plan, we issued a warrant to purchase up to 18,754,000 shares of class B common stock to the Air Transportation Stabilization Board, or ATSB, which was created by act of Congress, and additional warrants to purchase up to 3,783,000 shares of class B common stock to other loan participants, in each case at an exercise price of $3 per share and with a term of 10 years. In addition, as compensation for aircraft rent reductions and other lessor concessions, we issued $104,464,560 aggregate principal amount of 7.5% convertible senior notes due 2009, which are guaranteed by AWA, to certain of AWA’s aircraft lessors. In connection with this restructuring, AWA also converted its then existing revolving credit facility into an $89.9 million term loan maturing in 2007.

1.

The Offering

         In connection with the restructuring, we granted to the recipients of the notes and the warrants certain registration rights. This prospectus and the registration statement, of which this prospectus is a part, are being filed with the SEC to satisfy our obligations to the recipients of the notes and the warrants. Accordingly, the prospectus and the registration statement cover:

•	The resale by selling securityholders of the notes;

•	The resale by the ATSB and its transferees, donees or successors of the ATSB warrant;

•	The resale by the ATSB of shares of class B common stock issuable upon its exercise of the ATSB warrant;

•	The issuance by Holdings of shares of class B common stock upon exercise of the ATSB warrant by holders other than the ATSB; and

•	The resale by selling securityholders of shares of class B common stock issuable upon conversion of the notes or exercise of the other warrants.

In addition, this prospectus and the registration statement cover the resale of class B common stock held by The America West Community Foundation.

         Investing in our securities involves risks. You should carefully consider the information under “Risk Factors” beginning on page 6 and the other information included in this prospectus before investing in our securities.

The Notes

         The following is a brief summary of some of the terms of the notes offered for resale in this prospectus. For a more complete description of the terms of the notes, see “Description of the Notes.”

Notes Offered	$104,464,560 aggregate principal amount of our 7.5% convertible senior notes due January 18, 2009, plus any interest paid as a deemed loan added to the principal amount.

Interest	The notes will bear interest at an annual rate of 7.5%. We will pay interest on the notes semiannually in arrears on June 1 and December 1, commencing June 1, 2002, in cash or, at our option for the first six interest payment dates, in the form of a deemed loan which will be added to the principal of the notes and will for all purposes be principal evidenced by the notes. Assuming we elect to pay interest on the first six interest payment dates in the form of a deemed loan, the aggregate principal amount of the notes will increase to $129,082,514.

Maturity	January 18, 2009.

Conversion Rights	The notes are convertible at any time after January 18, 2005 or in connection with a redemption as provided in the indenture or such earlier date as we shall have provided notice to the holders by mail, into

2.

shares of our class B common stock at an initial conversion price of $12.00 per share, subject to specified anti-dilution adjustments. This is equivalent to a conversion rate of approximately 83.333 shares per $1,000 principal amount of notes. Upon conversion, holders will receive any cash representing accrued and unpaid interest. See “Description of the Notes — Conversion Rights.”

Provisional Redemption	We may redeem the notes, in whole or in part, at any time before January 18, 2005, at a redemption price equal to $1,000 per note to be redeemed if (A) the closing price of our class B common stock has exceeded 120% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the mailing of the provisional redemption notice and (B) the shelf registration statement covering resales of the notes and the class B common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for the 30 days following the provisional redemption date, unless registration is no longer required. See “Description of the Notes — Provisional Redemption.”

Optional Redemption	We may redeem the notes on or after January 18, 2005 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest to, but excluding, the redemption date. See “Description of the Notes – Optional Redemption.”

Ranking	The notes and the guaranty will be:

•	senior unsecured obligations;

•	equal in rank with all of our and AWA’s other senior unsecured indebtedness;

•	junior to all of our and AWA’s secured debt to the extent of the value of the assets securing those debts; and

•	structurally subordinated to all liabilities of our subsidiaries (other than AWA), including trade payables.

As of March 31, 2002, we and AWA had approximately $354.8 million of secured indebtedness to which the notes are effectively subordinated.

Guaranty	The payment of the principal of, and premium and interest on the notes is fully and unconditionally guaranteed by AWA pursuant to the terms of a certain guaranty, dated January 18, 2002, made by AWA in favor of the trustee and the holders of the notes.

Sinking Fund	None.

Registration Rights	Pursuant to a registration rights agreement, we have filed a shelf registration statement, of which this prospectus is a part, with the Securities and Exchange Commission, or SEC, with respect to the notes and the class B common stock issuable upon conversion of the notes. See “Description of the Notes —Registration Rights.”

Use of Proceeds	We will not receive any of the proceeds from the resale by the selling securityholders of the notes or the class B common stock into which the

3.

notes may be converted.

Trading	The notes issued in the initial private placement are eligible for trading in the Private Offerings, Resales and Trading through Automatic Linkages Market, commonly referred to as the PORTAL Market, of The Nasdaq Stock Market, Inc. However, the notes sold using this prospectus will no longer be eligible for trading in the PORTAL system and we cannot assure you about the liquidity or the development of any trading market for the notes. We do not intend to list the notes for trading on any automated interdealer quotation system or national securities exchange.

Indenture and Trustee	We have issued the notes under an indenture, dated January 18, 2002, between Wilmington Trust Company, as trustee, and us.

The Warrant

         The ATSB warrant gives the holder the option to purchase up to 18,754,000 shares of class B common stock at an exercise price of $3 per share. Both the number of shares for which the ATSB warrant is exercisable and the exercise price are subject to specified anti-dilution adjustments. The ATSB warrant has a 10 year term expiring on January 18, 2012.

         We have agreed to use best efforts to list the ATSB warrant for trading on a national securities exchange. However, we can give no assurance that we will be able to do so. In addition, we can give no assurance as to the liquidity or development of any market for the ATSB warrant, the ability of a holder to sell the ATSB warrant or any portion thereof or the price at which a holder would be able to sell the ATSB warrant or any portion thereof. The trading price of the warrant will depend on the price of our class B common stock, the market for similar securities and other factors, including economic conditions and our financial condition, performance and prospects.

         We will not receive any of the proceeds from the sale of the ATSB warrant. We may, however, receive cash consideration in connection with the exercise of the ATSB warrant for cash. If the ATSB warrant is fully exercised for cash, we would realize proceeds, before expenses, in the amount of $56,262,000, subject to any adjustment to the exercise price and number of shares due to the anti-dilution provisions of the ATSB warrant. We are required to use any proceeds we receive from the exercise of the ATSB warrant to repay indebtedness under AWA’s government guaranteed loan. However, we cannot be sure that the ATSB warrant will be exercised, in whole or in part.

The Class B Common Stock

         This prospectus covers, and the registration statements of which it is a part registers, 32,393,876 shares of our class B common stock (excluding shares held by The America West Community Foundation). Of these shares:

•	8,705,380 are issuable upon conversion of the notes (10,756,876 assuming the interest for the first six interest periods is paid as a deemed loan added to the principal of the notes) and are being registered for resale by the selling securityholders;

4.

•	18,754,000 are issuable upon exercise of the ATSB warrant and are being registered either for resale by the ATSB or for issuance upon exercise of the ATSB warrant by a holder other than the ATSB; and

•	3,783,000 are issuable upon exercise of the other warrants and are being registered for resale by the selling securityholders.

         In addition, this prospectus covers the sale by The America West Community Foundation of 100,000 shares held by it.

         The shares issued upon the conversion of the notes or the exercise of the warrants are subject to specified anti-dilution provisions set forth in the indenture relating to the notes and the warrant agreements. As of April 19, 2002, we had 32,786,451 shares of class B common stock outstanding. The class B common stock votes together with the class A common stock on all matters, except as otherwise required by law. Holders of class B common stock are entitled to one vote per share on all matters submitted to a vote of stockholders whereas the holders of class A common stock are entitled to four votes per share. Federal regulations governing the conduct of the ATSB provide that the ATSB not hold voting securities of an airline.

         Our class B common stock is listed on the New York Stock Exchange under the symbol “AWA.”

5.

Forward Looking Statements

         This prospectus contains various forward-looking statements and information based on management’s beliefs as well as assumptions made by, and information currently available to, management. When used in this prospectus, the words “anticipate,” “estimate,” “project,” “expect” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among the key factors that may have a direct bearing on our results are:

•	the aftermath of the September 11 terrorist attacks;

•	the resulting negative impacts on revenue due to airport closures and reduced demand for air travel;

•	increased costs due to enhanced security measures and related government directives;

•	our ability to obtain sufficient additional financing, if necessary, to survive the adverse economic effects following the September 11 attacks;

•	limitations on financing flexibility due to high levels of debt, financial and other covenants in debt instruments, cross default provisions and the potential dilutive impact of the convertible notes, the warrant and underlying shares being registered by the registration statement of which this prospectus is a part;

•	the cyclical nature of the airline industry;

•	competitive practices in the industry;

•	the impact of changes in fuel prices;

•	relations with unionized employees generally and the impact of the process of negotiation of labor contracts on our operations; and

•	the outcome of negotiations of collective bargaining.

For additional discussion of such risks, see “Risk Factors” below. Any forward-looking statements in this prospectus speak only as of the date of this prospectus.

6.

RISK FACTORS

The negative impact of the September 11, 2001 terrorist attacks and the resulting government responses could be material to our financial condition, results of operations and prospects.

         The terrorist attacks of September 11, 2001 were highly publicized. The impacts that these events will continue to have on the airline industry in general, and AWA in particular, are not known at this time, but are expected to include a substantial negative impact on the Company’s ability to return to profitable operations due to:

•	A reduction in the demand for travel in the near and mid-term until public confidence in the air transportation system is restored;

•	An increase in costs due to enhanced security measures and government directives in response to the terrorist attacks;

•	An increase in the cost of aviation insurance in general, and the cost and availability of coverage for acts of war, terrorism, hijacking, sabotage and similar acts of peril in particular; and

•	An increase in airport rents and landing fees.

         In addition, we expect that the general increase in hostilities relating to reprisals against terrorist organizations and the continued threat of further terrorist attacks will continue to negatively impact our revenues and costs in the near and mid-term. The extent of the impact that the terrorist attacks and their aftermath will have on our operations, and the sufficiency of our financial resources to absorb this impact, will depend on a number of factors, including:

•	The adverse impact that terrorist attacks, and the resulting government responses, will have on the travel industry and the economy in general;

•	The potential increase in fuel costs and decrease in availability of fuel if oil-producing countries are affected by the aftermath of the terrorist attacks, including the government’s responses, and the ability of our fuel-hedging program to manage this risk;

•	Our ability to reduce our operating costs, conserve financial resources and to continue implementing our restructuring plan, taking into account the cost increases (including significant increases in the cost of aviation insurance) expected to result from the aftermath of the terrorist attacks and the government’s responses;

•	Any resulting decline in the value of the aircraft in our fleet;

•	Our ability to raise additional financing, if necessary, taking into account our current leverage and the limitations imposed by the terms of our existing indebtedness;

•	The number of crew members who may be called for duty in the reserve forces of the armed services and the resulting impact on our ability to operate as planned; and

•	The scope and nature of any future terrorist attacks.

         Partly as a result of the terrorist attacks, both Moody’s and Standard & Poor’s downgraded our credit rating. Further downgrades resulting from the aftermath of the terrorist attacks, including the government’s responses, could negatively impact our ability to obtain further financing. See “Because our credit rating has been downgraded, our borrowing costs may increase and our ability to incur additional debt may be impaired.”

7.

Our high leverage, fixed costs and the financial and other covenants in our debt instruments may limit our ability to fund general corporate requirements, limit our flexibility in responding to competitive developments and increase our vulnerability to adverse economic and industry conditions.

         As of March 31, 2002, we owed approximately $855.5 million of debt. On January 18, 2002, AWA closed a $429 million loan supported by a $380 million government loan guarantee and converted its existing credit facility into an $89.9 million term loan maturing in 2007 and Holdings issued approximately $104.5 million aggregate principal amount of its 7.5% convertible senior notes due 2009. In addition, we have incurred significant capitalized and operating lease obligations in connection with the financing of aircraft and the lease of airport and other facilities. We also have fixed costs associated with our regional alliances with Mesa Airlines and Chautauqua Airlines. As a result of our high leverage:

•	We have only a limited ability to obtain additional financing, if needed. Our existing debt is secured by a substantial portion of our assets, leaving us with limited assets to use to obtain additional financing. In addition, the terms of both the government-guaranteed loan and the credit facility restrict our or AWA’s ability to incur additional indebtedness or issue equity unless we use the proceeds of those transactions to prepay the government guaranteed loan and the credit facility.

•	Our ability to fund general corporate requirements, including capital expenditures, may be impaired. We have substantial obligations to pay principal and interest on our debt and other recurring fixed costs. Further, we may be required to prepay portions of the government guaranteed loan if our employee compensation costs exceed a certain threshold. Accordingly, we may have to use our working capital to fund such payments and costs instead of funding general corporate requirements. In addition, because under the terms of certain of AWA’s indebtedness, AWA must maintain a minimum cash balance of $100 million, we cannot use all of our available cash to fund operations, capital expenditures and cash obligations without violating this minimum cash balance requirement.

•	Our ability to respond to competitive developments and adverse economic conditions may be limited. Without the ability to obtain additional financing and with substantial fixed costs, we may not be able to fund the capital expenditures, including the purchase of new aircraft, required to keep us competitive or to withstand prolonged adverse economic conditions.

         Moreover, our flexibility is limited because many of the agreements governing our indebtedness contain negative covenants that restrict our ability to take certain actions as well as financial covenants that require us to meet certain financial tests, including the minimum cash balance requirements discussed above. A breach of these covenants or a failure to make any required payments under our indebtedness or certain of our aircraft leases could result in the acceleration of a substantial portion of our indebtedness. In the event of an acceleration of our indebtedness, it is likely that credit card companies would begin to withhold proceeds due to us from the sale of our tickets and our lessors may attempt to exercise remedies under their respective leases. In such a situation, it is unlikely we would be able to repay the accelerated indebtedness or make required lease payments.

Fluctuations in fuel costs could adversely affect our operating expenses and results.

         The price and supply of jet fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, regional production patterns and environmental concerns. Recent tensions in the Middle East and turmoil in Venezuela has caused fuel prices to increase significantly. Since fuel is the principal raw material used in our business, accounting for 14.4% of our total operating expenses in 2001, price escalations or reductions in the supply of jet fuel will increase our operating expenses and cause our operating results and net income to decline. For example, with our current level of fuel consumption, a one-cent per gallon increase in jet fuel prices will cause our annual operating expense to increase by $4.2 million.

         We have implemented a fuel-hedging program to manage the risk and effect of fluctuating jet fuel prices on our business. Our hedging program is intended to offset increases in jet fuel costs by using derivative instruments keyed to the future price of heating oil, which is highly correlated to the price of jet fuel delivered on the East Coast. Our hedging program does not fully protect us against increasing jet fuel costs because our hedging program does

8.

not cover all of our projected fuel volumes for 2002. Furthermore, our ability to effectively hedge fuel prices is limited because we purchase a substantially larger portion of our jet fuel requirements on the West Coast than our large competitors and West Coast fuel prices are less correlated to heating oil prices and other viable petroleum derivatives than East Coast fuel prices and, therefore, more difficult to hedge. The effectiveness of our fuel-hedging program may also be negatively impacted by the events of September 11 if fuel-producing countries are affected by the aftermath of the terrorist attacks, including the resulting government responses. See “The negative impact of the September 11, 2001 terrorist attacks and the resulting government responses could be material to our financial condition, results of operation and prospects.”

Because our credit rating has been downgraded, our borrowing costs may increase and our ability to incur additional debt may be impaired.

         Both Moody’s and Standard & Poor’s have downgraded our credit ratings over the past 12 months. In a series of downgrades, Moody’s assessment of our senior implied rating and senior unsecured debt rating went from B1 for both ratings before April 19, 2001 to Caa3 and Ca, respectively, on November 21, 2001. Standard & Poor’s did a similar series of downgrades, taking our credit rating from B+ before September 19, 2001 to the current ratings of CCC- for Holdings and C for AWA.

         As a result of these downgrades, our borrowing costs may increase, which would increase our interest expense and could affect our net income. In addition, these downgrades could affect our ability to obtain additional financing. See “Our high leverage, fixed costs and the financial and other covenants in our debt instruments may limit our ability to fund general corporate requirements, limit our flexibility in responding to competitive developments and increase our vulnerability to adverse economic and industry conditions.” The rating agencies base their ratings on our financial performance and operations, our cash flow and liquidity, the level of our debt and industry conditions in general. If our financial performance or industry conditions do not improve, we may face future downgrades, which could further negatively impact our borrowing costs and the prices of our equity or debt securities.

Negotiations with labor unions could divert management attention and disrupt operations and new collective bargaining agreements or amendments to existing collective bargaining agreements could increase our labor costs and operating expenses.

         Some of our employees are represented by unions. We currently are negotiating collective bargaining agreements with the Air Line Pilot’s Association, or ALPA, which represents all of our approximately 1,600 pilots, and the International Brotherhood of Teamsters, or IBT, which represents all of our approximately 60 stock clerks. On May 2, 2001, we filed for federal mediation with the National Mediation Board, or NMB, to facilitate contract negotiation with ALPA and on August 8, 2001, the IBT filed for mediation with the NMB in connection with the stock clerk negotiations. We cannot predict the outcome of the federal mediation or negotiations with ALPA or IBT. In addition, other groups of employees may seek union representation. We cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. Agreements reached in collective bargaining may increase operating expenses and lower operating results and net income. This is particularly significant because our current employee costs contribute substantially to the low cost structure that we believe is one of our competitive strengths and because the terms of the government guaranteed loan restricts the amount we can spend on employee compensation. In addition, negotiations with unions could divert management attention and disrupt operations, which may result in increased operating expenses and lower net income. If we are unable to negotiate acceptable collective bargaining agreements, we might have to wait through “cooling off” periods, which could be followed by union-initiated work actions, including strikes. Depending on their type and duration, work actions could disrupt our operations and, as a result, have a significant adverse affect on our operating results.

Fluctuations in interest rates could adversely affect our liquidity, operating expenses and results.

         Our indebtedness under both the government-guaranteed loan and our existing $89.9 million term loan bears interest at fluctuating interest rates based on the London interbank offered rate for deposits of U.S. dollars, or LIBOR. LIBOR tends to fluctuate based on general economic conditions, general interest rates, including the prime rate, and the supply of and demand for credit in the London interbank market. We have not hedged our interest rate exposure and, accordingly, our interest expense for any particular period may fluctuate based on LIBOR. To the

9.

extent LIBOR increases, our interest expense will increase, in which event, we may have difficulties making interest payments and funding our other fixed costs and our available cash flow for general corporate requirements may be adversely affected.

Our operating costs could increase as a result of past, current or new regulations that impose additional requirements and restrictions on airline operations.

         The airline industry is heavily regulated. Both federal and state governments from time to time propose laws and regulations that impose additional requirements and restrictions on airline operations. Implementing these measures, such as aviation ticket taxes and passenger safety measures, has increased operating costs for us and the airline industry as a whole. In addition, new security measures imposed by the FAA as a result of the recent terrorist attacks are expected to continue to increase costs for us and the airline industry as a whole. Depending on the implementation of these and other laws, our operating costs could increase significantly. In addition, certain governmental agencies, such as the Department of Transportation, or DOT, and the U.S. Federal Aviation Administration, or FAA, have the authority to impose mandatory orders, such as Airworthiness Directives in connection with our aircraft, and civil penalties for violations of applicable laws and regulations, each of which can result in material costs and adverse publicity. We cannot predict which laws and regulations will be adopted or what other action regulators might take. Accordingly, we cannot guarantee that future legislative and regulatory acts will not have a material impact on our operating results.

The airline industry and the markets we serve are highly competitive and we may be unable to compete effectively against carriers with substantially greater resources or lower cost structures.

         The airline industry and most of the markets we serve are highly competitive. We compete with other airlines on the basis of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Our principal competitor is Southwest Airlines, which has a lower operating cost structure than we do. We also compete against other existing carriers, many of which offer more extensive routes, frequencies and customer loyalty, marketing and advertising programs than we do. From time to time, we also compete with new carriers that enter the airline industry, which typically have low operating cost structures. We may be unable to compete effectively against carriers with substantially greater resources or lower cost structures. The entry of additional new carriers in our markets, the consolidation of existing carriers or increased competition from existing carriers, could adversely affect our operating results.

Our business is sensitive to general economic conditions, unforeseen events and seasonal fluctuations. As a result, our prior performance is not necessarily indicative of our future results.

         The air travel business historically fluctuates on a seasonal basis and in response to general economic conditions. Due to the greater demand for air and leisure travel during the summer months, revenues in the airline industry in the second and third quarters of the year tend to be greater than revenues in the first and fourth quarters of the year. In addition, the airline industry is highly susceptible to unforeseen events that result in declines in revenues or increased costs, such as political instability, regional hostilities, terrorist attacks, recession, fuel price escalation, inflation, adverse weather conditions, consumer preferences, labor instability or regulatory oversight. Also, our results of operations for interim periods are not necessarily indicative of those for an entire year and our prior results are not necessarily indicative of our future results.

We depend on the expertise of our management team. If key individuals leave unexpectedly, our business and operations could suffer.

         Many of our executive officers are key to the management of our business and operations. Our future success depends on our ability to retain these officers and other capable managers. Although we believe we could replace key personnel given adequate prior notice, the unexpected departure of key executive officers could cause substantial disruption to our business and operations. In addition, we may not be able to retain and recruit talented personnel without incurring substantial costs. Moreover, in connection with the government guaranteed loan, we agreed to limit the amount of compensation we provide to our executives. As a result, our ability to spend additional amounts to retain and recruit talented personnel is limited.

10.

The stockholders who effectively control the voting power of Holdings could take actions that would favor their own personal interests to the detriment of our interests.

         Currently, three stockholders collectively control more than 50% of the total voting power of Holdings. These stockholders, TPG Partners, L.P., TPG Parallel I, L.P. and Air Partners II, L.P. are all controlled by the same company, TPG Advisors, Inc. Since TPG Advisors, Inc. is an investment firm, its strategic objectives may be different than both the short-term or long-term objectives of our board of directors and management. We cannot guarantee that the controlling stockholders identified above will not try to influence Holdings’ business in a way that would favor their own personal interests to the detriment of our interests.

There may be no active trading market for the notes or the warrant.

         Before the offering, there has been no established trading market for the notes or the ATSB warrant. We do not intend to list the notes on any securities exchange or to seek admission of the notes for quotation through any automated quotation system. Although we have agreed to use best efforts to list the ATSB warrant on a national securities exchange, we cannot assure you that we will be able to list the ATSB warrant on a national securities exchange. Moreover, we cannot assure you as to the development or liquidity of any market for the notes or the ATSB warrant, the ability of the holders of the notes or the ATSB warrant to sell their notes or the ATSB warrant or any portion thereof or the price at which holders would be able to sell their notes or the ATSB warrant or any portion thereof. The trading price of the notes and the ATSB warrant will depend on the price of our class B common stock, the market for similar securities and other factors, including economic conditions and our financial condition, performance and prospects.

Conversion of the notes or exercise of the warrants will dilute the ownership interests of existing stockholders.

         The conversion or exercise of some or all of the notes or warrants will dilute the ownership interests of existing stockholders and any sales in the public market of the class B common stock issuable upon such conversion or exercise could adversely affect prevailing market prices of our class B common stock. In addition, the existence of the notes and warrants may encourage short selling by market participants because the conversion or exercise of the notes or warrants could depress the price of our class B common stock.

11.

RATIO OF EARNINGS TO FIXED CHARGES

         Holdings’ ratio of earning to fixed charges for the years ended December 31, 2000, 1999, 1998 and 1997 was 1.09, 2.32, 2.33 and 2.03, respectively. Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges by $233.6 million. Earnings for the three months ended March 31, 2002 and 2001 were inadequate to cover fixed charges by $140.9 million and $29.2 million, respectively.

         AWA’s ratio of earnings to fixed charges for the years ended December 31, 2000, 1999, 1998, and 1997 was 1.03, 2.23, 2.20 and 1.98, respectively. Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges by $235.4 million. Earnings for the three months ended March 31, 2002 and 2001 were inadequate to cover fixed charges by $139.8 million and $29.3 million, respectively.

         For purposes of calculating this ratio, earnings consist of earnings before taxes, minority interest and extraordinary items plus interest expense (net of capitalized interest) and the portion of rental expense deemed representative of the interest expense. Fixed charges consist of interest expense, the portion of rental expense representative of interest expense and capitalized interest.

USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the notes, the warrant or class B common stock by the selling securityholders. We may, however, receive cash consideration in connection with the exercise of the ATSB warrant for cash. If the entire ATSB warrant is fully exercised for cash, we would realize proceeds, before expenses, in the amount of $56,262,000, subject to any adjustment to the exercise price and number of shares due to the anti-dilution provisions of the warrant. We are required to use any proceeds we receive from the exercise of the ATSB warrant to repay indebtedness under AWA’s government guaranteed loan. However, we cannot be sure that the ATSB warrant will be exercised, in whole or in part.

AVAILABLE INFORMATION

         This prospectus is a part of a registration statement on Form S-3 that we are filing with the SEC, but the registration statement includes additional information and also attaches exhibits that are referenced in this prospectus. You can review a copy of the registration statement through the SEC’s ‘EDGAR’ System (Electronic Data Gathering, Analysis and Retrieval) available on the SEC’s web site (http://www.sec.gov).

         We are required to publicly file certain information under the Securities Exchange Act of 1934 (the “Exchange Act”). All of our public filings are also available on EDGAR, including reports, proxy statements, information statements and other information regarding us. You may also read and copy all of our public filings in the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or in their facilities in New York and Chicago. Please call the SEC at (800) SEC-0330 for information on the operation of the Public Reference Room. Our filings are also available at the offices of the New York Stock Exchange.

INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows us to incorporate by reference information we file with the SEC, which means that we can disclose information to you by referring you to those documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, and information that we later file with the SEC will automatically update and supercede the information in this

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prospectus. We incorporate by reference the documents listed below and any filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement:

•	Annual Report on Form 10-K for the year ended December 31, 2001.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

•	Current Reports on Form 8-K filed on January 31, 2002 and March 20, 2002.

•	The description of our class B common stock set forth in our Registration Statement on Form 8-A filed on August 10, 1994, including any amendments or reports filed for the purpose of updating such description.

         As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing or calling us at:

Corporate Secretary
America West Holdings Corporation
111 West Rio Salado Parkway
Tempe, Arizona 85281
(480) 693-0800

13.

SELLING SECURITYHOLDERS

         On January 18, 2002, AWA closed a $429 million loan supported by a $380 million government loan guarantee. This loan triggered concessions and additional financing (primarily aircraft rent reductions and future financing commitments), resulting in a restructuring of AWA’s indebtedness and lease commitments. As compensation for various elements of the restructuring plan, we issued a warrant to purchase up to 18,754,000 shares of our class B common stock to the ATSB and additional warrants to purchase up to 3,783,000 shares of our class B common stock to other loan participants. In connection with the issuance of these warrants, we agreed to register for resale by the selling securityholders:

•	the ATSB warrant;

•	shares of class B common stock issuable upon the exercise of the ATSB warrant by the ATSB; and

•	The resale by selling securityholders of shares of class B common stock issuable upon conversion of the notes or exercise of the other warrants.

As part of the restructuring, we also issued and agreed to register $104,464,560 aggregate principal amount of convertible senior notes due 2009 ($129,082,514 if we choose to pay the first six interest payments in the form of a deemed loan added to the principal amount of the notes) issued as partial compensation to aircraft lessors for aircraft rent reductions. This prospectus also covers the resale by The America West Community Foundation of 100,000 shares of class B common stock held by it.

         The selling securityholders, including their transferees, pledgees, donees or successors may, from time to time, offer and sell the notes, the ATSB warrant or the class B common stock underlying the notes and all of the warrants pursuant to this prospectus. Our registration of the notes, the ATSB warrant, or the class B common stock underlying the notes and all of the warrants does not necessarily mean that the selling securityholders will sell all or any of these securities.

         The following table sets forth certain information as of May 16, 2002 concerning the following securities that may from time to time be offered for resale by the selling securityholders:

•	principal amount of notes beneficially owned by each selling securityholder;

•	the ATSB warrant; and

•	the number of shares of class B common stock issuable upon conversion of the notes or exercise of the warrants.

         In addition, with respect to The America West Community Foundation, the table sets forth the number of shares of class B common stock held by it that may from time to time be offered for resale by it under this prospectus. The information is based on information provided by or on behalf of the selling securityholders.

         The number of conversion shares shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at an initial conversion price of $12.00 per share with each holder receiving a cash adjustment in lieu of fractional shares. The conversion price is subject to adjustment pursuant to certain anti-dilution provisions set forth in the indenture governing the terms of the notes. The number of exercise shares shown in the table below assumes that all of the warrants held by the selling securityholders are fully exercised at the stated exercise price of $3.00 per share. The exercise price and the number of shares issuable pursuant to the terms of the warrants are subject to adjustment pursuant to specified anti-dilution provisions set forth in the warrants.

         We have assumed for purposes of the table below that the selling securityholders (other than the ATSB) will convert all of the notes and exercise all of the warrants owned and being offered under this prospectus. We have also assumed that the selling securityholders will sell all of the conversion shares and exercise shares and that The America West Community Foundation will sell all of it shares of class B common stock. In addition, the

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selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or warrants since the date on which they provided information regarding their securities in transactions exempt from the registration requirements of the Securities Act.

         As of April 19, 2002, we had $104,464,560 aggregate principal amount of the notes outstanding, warrants to purchase 22,537,000 shares of class B common stock outstanding and 32,786,451 shares of class B common stock outstanding.

					Shares of	Shares of Class B
					Class B	Common Stock
					Common	Owned Upon
					Stock	Completion of the
	Principal Amount				Beneficially	Offering
	at Maturity of	Conversion	Warrants	Exercise	Owned
	Notes Beneficially	Shares	Beneficially	Shares	Before the	Number
	Owned and	Offered (2)	Owned and	Offered	Offering	of
Name (1)	Offered (2)(3)	(4)(5)	Offered (2)	(2)(6)	(7)(8)	shares	Percentage

ACG Acquisition XX LLC (9)(13)	$3,772,465.17	314,372	–	–	–	–	–

Air Transportation Stabilization Board (10)	–	–	18,754,000	18,754,000	–	–	–

AFS Cayman Limited (14)	–	–	–	938,000	–	–	–

The America West Community Foundation (11)	–	–	–	–	100,000	–	–

Apex Leasing Corporation (9)(13)	$1,868,315.54	155,693	–	–	–	–	–

The Boeing Company (9)	$21,418,903.14	1,784,908	–	–	–	–	–

Boullioun Aircraft Holding Company, Inc. (9)(12)(13)	$4,521,274.18	376,772	–	–	–	–	–

C.I.T. Leasing Corporation (13)(18)	$8,477,852.46	706,487	–	–	–	–	–

Citibank, N.A (13)(15)	–	–	–	220,000	–	–	–

City Leasing (Plymside) Limited (9)(13)	$2,214,299.90	184,525	–	–	–	–	–

debis Airfinance Leasing USA I, Inc. (9)(16)	$43,423,508.38	3,618,625	–	1,141,000	–	–	–

15.

					Shares of	Shares of Class B
					Class B	Common Stock
					Common	Owned Upon
					Stock	Completion of the
	Principal Amount				Beneficially	Offering
	at Maturity of	Conversion	Warrants	Exercise	Owned
	Notes Beneficially	Shares	Beneficially	Shares	Before the	Number
	Owned and	Offered (2)	Owned and	Offered	Offering	of
Name (1)	Offered (2)(3)	(4)(5)	Offered (2)	(2)(6)	(7)(8)	shares	Percentage

East Trust-Sub 12 (9)(13)	$1,742,278.38	145,189	–	–	–	–	–

GATX Third Aircraft Corporation (9)(13)	$617,829.21	51,485	–	–	–	–	–

General Electric Capital Corporation (9)(13)(17)	$7,413,950.55	617,829	–	1,484,000	–	–	–

ICON Cash Flow Partners, L.P. Seven (9)(13)	$123,565.84	10,297	–	–	–	–	–

ICON Income Fund Eight A L.P. (9)(13)	$2,347,751.01	195,645	–	–	–	–	–

Erste Bank der Österreichischen Sparkassen AG (9)	$1,853,487.64	154,457	–	–	–	–	–

Marcap Corporation (9)	$4,586,764.07	382,230	–	–	–	–	–

ORIX Aviation Systems Limited (9)	$11,500,272.96	958,356	–	–	–	–	–

The Provident Bank (13)(18)	$1,729,921.80	141,160	–	–	–	–	–

Fleet National Bank (13)(18)	$3,713,845.54	309,487	–	–	–	–	–

Transamerica Aviation 803 Corp. (9)(13)	$1,577,935.81	131,494	–	–	–	–	–

(1)	Information concerning any change to the selling securityholders identified in this column will be set forth in prospectus supplements or post-effective amendments to the registration statement from time to time, if required.

(2)	Our registration of these securities does not necessarily mean that the selling securityholders will sell any or all of the securities.

(3)	Total includes approximately $24,617,954 of interest payable on the first six interest payment dates, which the registrant expects to pay in the form of a deemed loan added to the principal amount of the notes.

(4)	Figures in this column assume that the selling securityholder will fully convert the notes held by them.

(5)	Pursuant to the terms of the indenture governing the terms of the notes, no fractional shares will be issued upon conversion. Instead of fractional shares, the holders of the notes will receive a cash adjustment in an amount equal to the same fraction of the closing sale price of the class B common stock as set forth on the New York Stock Exchange on the business day preceding the day the notes are converted into shares of class B common stock. Therefore, the total sum of shares listed in this column are less than the total shares of class B common stock being registered pursuant to the registration statement of which this prospectus is a part.

(6)	Figures in this column assume that the selling securityholder will fully exercise the warrants held by them.

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(7)	Figures in this column do not include the shares of class B common stock issuable upon conversion of the notes or exercise of the warrants and listed in columns 3 and 5 to the right.

(8)	Shares of class B common stock listed in this column for The America West Community Foundation are being offered for resale under this prospectus. Our registration of the securities offered for resale by The America West Community Foundation does not necessarily mean that The America West Community Foundation will sell any or all of these shares of class B common stock.

(9)	The selling securityholder and/or its affiliate is, or has a beneficial interest in, an owner, beneficial owner or owner participant of aircraft and/or aircraft engines leased to AWA.

(10)	Federal regulations governing the conduct of the ATSB provide that the ATSB not hold voting securities of an airline. Please see “–Relationship of the ATSB with Us” below.

(11)	Three members of the Board of Directors of Holdings and two employees of Holdings serve on the five-member Board of Directors of the selling securityholder. The Chairman of the Board of Holdings and AWA is also the Chairman of the Board of the selling securityholder.

(12)	The selling securityholder is an affiliate of Westdeutsche Landesbank Girozentrale, the provider of liquidity facilities for AWA’s 2001-1 Pass Through Trust Certificates.

(13)	Based on public records and/or direct communications, these selling security holders are also registered broker-dealers, or affiliates of registered broker-dealers, and therefore may be “underwriters” within the meaning of the Securities Act.

(14)	AFS Cayman Limited is affiliated with Airbus G.I.E. AWA has entered into an agreement for the purchase of aircraft from AVSA S.A.R.L., an affiliate of Airbus G.I.E. In addition, AFS Cayman Limited has issued a counter-guarantee of AWA’s government guaranteed loan.

(15)	Citibank, N.A. is the agent and initial lender under AWA’s government guaranteed loan. It and certain of its affiliates, including, without limitation, Salomon Smith Barney Inc., have provided advisory, commercial banking or investment banking services to Holdings and its affiliates during the past three years. Citicorp USA, Inc., an affiliate of Citibank, N.A., is the co-arranger and syndication agent and a lender under AWA’s $89.9 million term loan and Salomon Smith Barney Inc. is the co-lead book manager under such term loan. In addition, certain of Citibank, N.A.’s affiliates have invested or managed investments in securities of Holdings and its affiliates during the past three years.

(16)	debis AirFinance Leasing USA I, Inc. has issued a counter-guarantee of AWA’s government guaranteed loan.

(17)	General Electric Capital Corporation has issued a counter-guarantee of AWA’s government guaranteed loan. In addition, General Electric Capital Corporation holds pass-through certificates issued by certain of AWA’s pass-through trusts. It and its affiliates are involved in providing loan, lease, credit support and other financing to AWA and Holdings. GE Aircraft Engines and its affiliates are involved in sales and maintenance of aircraft engines and related parts and supplies.

(18)	The selling security holder provides financing to entities that are owners, beneficial owners or owner participants of aircraft and/or aircraft engines leased to AWA.

Relationship of the ATSB with Us

         The ATSB was created by act of Congress to support the airline industry in the aftermath of the September 11, 2001 terrorist attacks by providing loan guarantees. The ATSB has guaranteed $380 million of our $429 million loan which closed on January 18, 2002. The legislation which created the ATSB requires that the government be compensated for the risk associated with a loan guarantee including, as appropriate, by participation, through acquisition of equity instruments, in the financial success of an airline which accepts the benefit of a federal guarantee. Accordingly, in addition to certain guarantee fees payable by us to the ATSB under the loan agreement, we issued a warrant to purchase up to 18,754,000 shares of our class B common stock to the ATSB. Federal regulations governing the conduct of the ATSB provide that the ATSB not hold voting securities of an airline.

         Under the terms of the government-guaranteed loan agreement, the ATSB, as the principal guarantor of our repayment obligation, will have the sole right to accelerate our indebtedness under the loan and exercise remedies in the event we breach our covenants, including the requirement that we maintain a minimum cash balance discussed under “Risk Factors – Our high leverage, fixed costs and the financial and other covenants in our debt instruments may limit our ability to fund general corporate requirements, limit our flexibility in responding to competitive developments and increase our vulnerability to adverse economic conditions.” Similarly, the consent of the ATSB will be required for any waiver of our failure to comply with our covenants under and for any amendment to the loan agreement, including any waiver or amendment necessary to provide relief from covenants discussed under the same risk factor limiting our ability to obtain additional financing and limiting employee compensation costs. In addition, we are required under the loan agreement to provide the ATSB with financial and operating information and reports, notice of certain events, and access to our books and records.

         The voting members of the ATSB are designees of the Chairman of the Federal Reserve Board, the Secretary of the Treasury and the Secretary of Transportation. While the Department of Transportation, as well as the Federal Aviation Administration, exercises federal regulatory authority over the airline industry, including

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AWA, the ATSB is not a regulatory agency and its role is limited to providing financial assistance as described above.

18.

PLAN OF DISTRIBUTION

         The selling securityholders and their successors, which includes their pledgees, donees, partnership distributees, other transferees receiving the notes, the ATSB warrant or class B common stock from the selling securityholders in non-sale transfers, may sell the notes, the ATSB warrant and the class B common stock underlying the notes and all of the warrants directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

         The notes, the ATSB warrant and the class B common stock underlying the notes and all of the warrants may be sold in one or more transactions:

•	at fixed prices;

•	at prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

         These sales may be effected in transactions, which may involve block transactions, in the following manner:

•	on any national securities exchange or quotation service on which the notes, warrant or the class B common stock may be listed or quoted at the time of sale;

•	in the over-the-counter-market;

•	in transactions other than on these exchanges or services or in the over-the-counter market; or

•	through the writing and exercise of options, whether these options are listed on an options exchange or otherwise.

         Selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes, the ATSB warrant or the class B common stock underlying the notes and all of the warrants and deliver these securities to close out short positions, short and deliver the notes, the ATSB warrant and class B common stock underlying the notes and all of the warrants to close out short positions, or loan or pledge the notes, the ATSB warrant or the class B common stock underlying the notes and all of the warrants to broker-dealers that in turn may sell these securities.

         The aggregate proceeds to the selling securityholders from the sale of the notes, the ATSB warrant or class B common stock underlying the notes and all of the warrants will be the purchase price of the notes, the warrant or class B common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject (except when we decide to redeem the notes in accordance with the terms of the indenture), any proposed purchase of notes, the ATSB warrant or class B common stock to be made directly or through agents. We will not receive any of the proceeds from the resale of these securities by the selling securityholders. We may, however, receive cash consideration in connection with the exercise of the ATSB warrant for cash. See “Use of Proceeds.”

         In order to comply with the securities laws of some jurisdictions, if applicable, the holders of notes, the ATSB warrant and the class B common stock underlying the notes and all of the warrants may sell in some jurisdictions through registered or licensed broker dealers. In addition, under certain circumstances in some jurisdictions, the ATSB warrant may need to be registered or qualified for sale or comply with an available exemption from the registration and qualification requirements of such jurisdictions.

19.

         Our outstanding class B common stock is listed for trading on the New York Stock Exchange. Since their initial issuance, the notes are eligible for trading in the PORTAL system. However, the notes sold using this prospectus will no longer be eligible for trading in the PORTAL system and we cannot assure you about the liquidity of or the development of any trading market for the notes. We do not intend to list the notes for trading on any automated interdealer quotation system or national securities exchange. Although we have agreed to use best efforts to list the ATSB warrant for trading on a national securities exchange, we cannot give any assurance that we will be able to do so.

         The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes, the ATSB warrant and class B common stock underlying the notes and all of the warrants may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the notes, the ATSB warrant or the shares of the class B common stock underlying the notes and all of the warrants may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions. The selling securityholders have also agreed to comply with the prospectus delivery requirements of the Securities Act, if any.

         In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. Each selling securityholder has represented that it will not sell any notes, the ATSB warrant or any class B common stock pursuant to this prospectus except as described in this prospectus.

         If required, the specific notes, the ATSB warrant or the class B common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

         We entered into registration rights agreements for the benefit of the holders of the notes and all of the warrants. Pursuant to these registration rights agreements, we agreed to register the notes, the ATSB warrant and the class B common stock underlying the notes and all of the warrants with the SEC under specific circumstances and specific times. In addition, the selling securityholders and we have agreed to indemnify each other and our respective directors, officers and controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the notes, the ATSB warrant and the class B common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incident to the registration of the notes, the ATSB warrant and the class B common stock underlying the notes and all of the warrants, except that the selling securityholders will pay all brokers’ commissions and, in connection with an underwritten offering, underwriting discounts and commissions.

Governmental Immunity

         The doctrine of sovereign immunity, as limited by the Federal Tort Claims Act, provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The Federal Tort Claims Act bars claims for fraud or misrepresentation. The courts have held, in cases involving federal agencies and instrumentalities, that the United States may assert its sovereign immunity to claims brought under the federal securities laws. Thus, any attempt to assert a claim against the ATSB alleging a violation of the federal securities laws, including the Securities Act and the Exchange Act, resulting from an alleged material misstatement in or material omission from this prospectus or the Registration Statement of which this prospectus is a part, or any other act or omission in connection with the offering to which this prospectus relates, likely would be barred. In addition, the ATSB has advised us that the ATSB and its members, officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof. Accordingly, any attempt to assert such a claim against the members, officers, agents or employees of the ATSB for a violation of the Securities Act or the Exchange Act

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resulting from an alleged material misstatement in or material omission from this prospectus or the Registration Statement of which this prospectus is a part or resulting from any other act or omission in connection with the offering of the ATSB warrant or the class B common stock issuable upon the exercise thereof likely would be barred.

21.

DESCRIPTION OF THE NOTES

         We issued the notes under an indenture dated as of January 18, 2002 between Wilmington Trust Company, as trustee and us. The following summary description of the notes sets forth some general terms and provisions of the notes, but the summary does not purport to be complete and is qualified in all respects by reference to the indenture governing the terms of the notes, a copy of which has been filed as an exhibit to the registration statement, of which this prospectus is a part. In the event of any conflict between this description and the indenture, the terms of the indenture will govern. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. In addition to the copy of the indenture, the form of certificate evidencing the notes and the registration rights agreement are also filed as exhibits to the registration statement, of which this prospectus is a part.

General

         We issued $104,464,560 aggregate principal amount of the notes in January 2002. AWA has unconditionally guaranteed our obligations under the notes (the “guaranty”). The notes are convertible into our class B common stock as described under “—Conversion Rights.” The notes will mature on January 18, 2009, unless earlier converted at your option or redeemed at our option.

         The notes and the guaranty represent our and AWA’s senior unsecured obligations and rank equally with all our and AWA’s other senior unsecured indebtedness. However, the notes and the guaranty are structurally subordinated in right of payment to indebtedness of our subsidiary, TLC, and effectively subordinated to our and AWA’s secured debt to the extent of the value of the assets securing such debt. Neither our subsidiaries nor we are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities, including the notes. In addition, there are no covenants in the indenture requiring us to meet or maintain any specific financial criteria. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of our company.

         The notes bear interest at the annual rate of 7.5% (commencing January 18, 2002). This rate may be increased if there is a registration default as described in “—Registration Rights” below. Interest will be payable on June 1 and December 1 of each year, beginning June 1, 2002, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. For purposes of the notes and the indenture, interest due on the first six interest payment dates shall be payable, at our election, in either cash or the form of a deemed loan which shall be added to the principal amount of the notes and shall for all purposes be principal evidenced by the notes and entitled to the benefits of the indenture. Assuming we elect to pay interest on the first six interest payment dates in the form of a deeemed loan, the aggregate principal amount of the notes will increase to $129,082,514. The record dates for the payment of interest will be May 15 and November 15. We may, at our option, pay interest on the notes held in certificated form by check mailed to such holders. However, a holder of a note held in certificated form with an aggregate principal amount in excess of $2 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions not later than the relevant record date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will not be required to make any payment on the notes due on any day that is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date, and no interest will accrue on the payment for the additional period of time.

         We maintain an office in the City of New York where the notes may be presented for registration, transfer, exchange or conversion. This office is initially an office or agency of the trustee. Except under limited circumstances described under “—Form of Note, Delivery and Form” below, the notes are issued in fully registered book-entry or certificated form, without coupons, and will be represented by one or more global notes or certificated notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

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Conversion Rights

         You will have the right, at your option, to convert your notes into shares of our class B common stock at any time after January 18, 2005 or in connection with a redemption as provided in the indenture or such earlier date as we shall have provided notice to the holders by mail, at the conversion price of $12.00 per share, subject to certain adjustments. This is equivalent to a conversion rate of approximately 83.333 shares per $1,000 principal amount of notes. Upon conversion, you will receive accrued and unpaid interest from the preceding interest payment date until the conversion date on such note. Except as described in this paragraph, we will not make any payment or other adjustment for dividends on any class B common stock issued upon conversion of the notes.

         We will not issue fractional shares of class B common stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing market price of the class B common stock on the last trading day prior to the date of conversion.

         If the notes are called for redemption, your conversion rights on the notes called for redemption will expire at the close of business on the second business day before the redemption date, or such earlier date as the notes are presented for redemption. However, if we default in the payment of the redemption price, your conversion right will not terminate until the close of business on the date the default is cured and the notes are redeemed.

         The conversion price will be adjusted upon the occurrence of:

(1)	the issuance of shares of our class B common stock as a dividend or distribution on our class B common stock;

(2)	the subdivision or combination of our outstanding class B common stock;

(3)	the issuance to all holders of our class B common stock of rights or warrants entitling them to subscribe for or purchase our class B common stock, or securities convertible into our class B common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration;

(4)	the distribution to all holders of our class B common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (3) above; and

•	dividends or distributions exclusively in cash referred to in clause (5) below;

(5)	the dividend or distribution to all holders of our class B common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer (within the meaning of the United States federal securities laws) by us or any of our subsidiaries for our class B common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all holders of our class B common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization at the close of business, New York City time, on the conversion record date; and

(6)	the purchase of our class B common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our class B common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all holders of our class B common stock made within the preceding 12 months not triggering a conversion price adjustment,

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exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

         If we implement a new rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the class B common stock prior to conversion, subject to certain limited exceptions. The terms of the notes do not require any adjustment for rights to purchase class B common stock pursuant to any future rights plan (except as provided herein) or pursuant to any plans we have for reinvestment of dividends or interest, or for a change in the par value of the class B common stock; provided however, an adjustment of the conversion rate shall be made if (1) the holders of the notes, upon conversion of the notes into class B common stock, do not receive the rights issuable under such rights plan and (2) a triggering event has occurred as described in the indenture.

         In the event of:

•	any reclassification of our class B common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety,

         in which holders of our outstanding class B common stock would be entitled to receive stock, other securities, other property, assets or cash for their class B common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by class B common stock holders as a result of these events.

         You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price. See “Certain United States Federal Income Tax Consequences.”

         We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our class B common stock in connection with a dividend or distribution of stock or similar event.

         No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in determining if subsequent adjustments meet the one percent threshold. Except as stated above, we will not adjust the conversion price for the issuance of our class B common stock or any securities convertible into or exchangeable for our class B common stock or the right to purchase our class B common stock or such convertible or exchangeable securities.

Guaranty

         The payment of principal of, and premium and interest on, the notes is fully and unconditionally guaranteed by AWA pursuant to the terms of that certain guaranty, dated as of January 18, 2002, made by AWA in favor of the trustee and the holders of the notes.

Ranking

         The notes and the guaranty will be our and AWA’s senior unsecured obligation and will rank equally with all our and AWA’s other senior unsecured debt. However, the notes and the guaranty are effectively subordinated to our and AWA’s secured debt to the extent of the value of the assets securing such debt. As of March 31, 2002, we and AWA had approximately $354.8 million of secured indebtedness to which the notes are effectively subordinated.

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         In addition, the notes and the guaranty will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables) of our subsidiary, TLC, and any future subsidiary of ours or AWA. Any right that we or AWA have to receive assets of any subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we or AWA are recognized as a creditor of that subsidiary, in which case our or AWA’s claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us or AWA.

         There are no restrictions in the indenture upon the creation of additional senior indebtedness by us or AWA, or on the creation of any indebtedness by us or AWA of any of their subsidiaries.

Provisional Redemption

         We may redeem any portion of the notes at any time prior to January 18, 2005 upon at least 20 and not more than 60 days’ notice by mail to the holders of the notes, at a redemption price equal to $1,000 if (1) the closing price of our class B common stock on The New York Stock Exchange (or other primary exchange where our class B common stock is traded) has exceeded 120% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption and (2) the shelf registration statement covering resales of the notes and the class B common stock is effective and available for use and is expected to remain effective and available for use for the 30 days following the redemption date, unless registration is no longer required. Notes will be redeemed only in integral multiples of $1,000 principal amount.

Optional Redemption

         We may redeem the notes on or after January 18, 2005, on at least 20 days and no more than 60 days notice, in whole or in part, in cash at the following redemption prices expressed as percentages of the principal amount:

Period	Redemption Price

January 18, 2005	103.75%

January 18, 2006	102.50%

January 18, 2007	101.25%

January 18, 2008	100.00%

in each case, together with accrued interest up to but not including the redemption date; provided that if the redemption date falls after an interest payment record date and on or before an interest payment date, then the interest payment shall be payable to holders of record on the relevant record date.

         If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed by a method that complies with the requirements of any exchange on which the notes are listed, or if the notes are not listed on an exchange, on a pro rata basis or by lot or in accordance with any other method the trustee considers fair and appropriate. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be part of the portion selected for redemption. Notes will be redeemed only in integral multiples of $1,000 principal amount.

         No sinking fund is provided for the notes.

25.

Events of Default

         Each of the following will constitute an event of default under the indenture:

(1)	we fail to pay principal on any note when due;

(2)	we fail to pay any interest, including any premium, if any, on any note when due if such failure continues for 30 days;

(3)	we fail to perform or observe any other term, covenant or agreement contained in the notes or the indenture and the default continues for a period of 60 days after written notice of such failure is given in accordance with the indenture;

(4)	any indebtedness under any bond, debenture, note or other evidence of indebtedness for money borrowed by us or AWA or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for borrowed money by us or AWA with a principal amount then outstanding in excess of $75 million, whether or not such indebtedness now exists or shall hereafter be created, is not paid at final maturity thereof (either at its stated maturity or upon acceleration thereof), and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 60 days after notice is given in accordance with the indenture;

(5)	the guaranty ceases to be in full force and effect (other than in accordance with its terms) or AWA denies or disaffirms its obligations under the guaranty; or

(6)	certain events in our bankruptcy, insolvency or reorganization or that of AWA.

         If an event of default, other than an event of default described in clause (6) above, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (6) above occurs, the principal amount of the notes will automatically become immediately due and payable.

         After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

         Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. No provision of the indenture requires the trustee to expend or risk its own funds or incur any financial liability in performing its duties or exercising its rights or powers if it has reasonable grounds for believing that repayment of such funds or adequate indemnity against the risk or liability is not reasonably assured to it. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

         No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

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•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

         However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

         Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

•	we fail to pay principal, premium or interest on any note when due;

•	we fail to convert any note into class B common stock; or

•	we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

         We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we, to the officer’s knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Amendments, Modifications and Supplements

         The trustee and we may amend, modify or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may amend, modify or supplement any provision of the indenture without notice to the other note holders. However, no amendment, modification or supplement may be made without the consent of the holder of each outstanding note if such amendment, modification or supplement would:

•	change the stated maturity of the principal of, or interest on, any note;

•	reduce the principal amount of, or any premium or interest on, any note;

•	change the currency of any amount owed or owing under any note or any interest thereon from U.S. dollars;

•	alter or otherwise modify the interest rate on any note, or the manner of calculation thereof, or extend time for payment of any amounts due and payable to the holders of the notes;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

•	modify our obligation to maintain an office or agency in the City of New York pursuant to the terms of the indenture;

•	adversely affect the right of holders to convert notes other than as provided in the indenture;

•	modify the redemption provisions in a manner adverse to the holders of the notes;

•	modify any of the provisions governing amendments, modifications or supplements to the indenture, or reduce the percentage of voting interests required to waive a default, except to increase such

27.

percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each note affected thereby; or

•	reduce the requirements of quorum or voting, or reduce the percentage of the principal amount of the notes the consent of whose holders is required for any such supplemental indenture or the consent of whose holders is required for any waiver provided for in the indenture.

         We and the trustee may amend, modify or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, substitute a successor in compliance with the provisions in the indenture described below under “—Consolidation, Merger and Sale of Assets,” provide for uncertificated notes in addition to or in place of certificated notes, comply with the provisions of the Trust Indenture Act of 1939, as amended, appoint a successor trustee, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any note holder.

Consolidation, Merger and Sale of Assets

         Neither we nor AWA may consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

•	the successor person, if any, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture or AWA’s obligations under the guaranty, as applicable;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the indenture are met.

Registration Rights

         The following summary of the registration rights provided in the notes and the registration rights agreement, copies of which have been filed as exhibits to the registration statement, of which this prospectus is a part, is not complete. This summary is not complete and you should refer to the registration rights agreement and the notes for a full description of the registration rights that apply to the notes and the underlying shares of class B common stock. This summary is qualified in its entirety by the registration rights agreement, with which it must be read for complete information. In the event of any conflict between this description and the registration rights agreement, the terms of the registration rights agreement will govern.

         The holder of the notes and the class B common stock issuable upon conversion thereof is entitled to the benefits of a registration rights agreement (subject to the provisions thereof), attached to the indenture as Exhibit D. This prospectus is part of a shelf registration statement that we filed to meet our obligations under the registration rights agreement to register resales of the notes and the shares of class B common stock into which the notes are convertible as soon as practicable after the original issuance of the notes. The notes, the guaranty and the class B common stock issuable upon conversion of the notes are referred to collectively as registrable securities. We and AWA will use our best efforts to have this shelf registration statement declared effective as soon as reasonably practicable following the filing thereof, and to keep it effective until the earliest of:

(1)	two years (or for such longer period if extended pursuant to the terms of the registration rights agreement) from the date of effectiveness of the shelf registration statement;

(2)	the date when the holders of the registrable securities are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise; or

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(3)	the sale pursuant to the registration statement of all securities registered thereunder.

         We will be permitted to suspend the use of this prospectus for a period not to exceed 60 consecutive days or an aggregate of 90 days, in the aggregate, during any twelve month period under certain circumstances relating to disclosure of a material financing, acquisition, other transaction or other material non-public information, which disclosure our or AWA’s board of directors shall have determined in good faith is not in our or AWA’s and our stockholder’s best interests. A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.

         If:

(1)	on or prior to the 240th day after the first date of original issuance of the notes, the shelf registration statement has not been declared effective by the SEC;

(2)	the aggregate duration of any suspension periods exceeds the number of days as permitted by the registration rights agreement; or

(3)	the registration statement ceases to be effective or the prospectus ceases to be usable at any time during the effectiveness period without being succeeded within 30 days by a post-effective amendment or supplement to such registration statement or prospectus that cures such failure to be effective or useable, as the case may be, and that is itself, in the case of post-effective amendment, declared effective within a reasonable period of time,

         (we refer to each such event described above in clauses (1) through (3) as a “registration default”), additional interest will accrue on the notes and the underlying shares of class B common stock that are registrable securities in addition to the rate set forth in the title of the notes, from and including the earlier of (A) the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured and (B) the day following the last day we are required to maintain the effectiveness of our shelf registration statement, at the rate of 0.25% per year for the notes (or an equivalent amount for any class B common stock issued upon conversion of the notes that are registrable securities) for the first 90-day period following such registration default, and thereafter at a rate of .50% per year for the notes (or an equivalent amount for any class B common stock issued upon conversion of the notes that are registrable securities). We will have no other liabilities for monetary damages with respect to our registration obligations.

         We will give notice of the effectiveness of the shelf registration statement to all holders who have provided us with the selling securityholder notice and questionnaire. Each holder must complete the notice and questionnaire in order to be named as a selling securityholder in the prospectus and prior to any intended distribution of registrable securities pursuant to the shelf registration statement. If we receive completed questionnaires from holders after the effectiveness of the shelf registration statement, we will, as promptly as practicable, file amendments or supplements to the registration statement naming those holders as selling securityholders, thereby allowing them to sell their securities under the registration statement. Any use of the registration statement by selling securityholders is, however, subject to our right to suspend use of the prospectus under certain circumstances and provided that we may take reasonable steps to aggregate the addition of registrable securities of more than one holder and we will not be required to file more than one amendment or supplement during any thirty-day period.

         We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities. Selling securityholders remain responsible for all selling expenses, such as commissions and discounts.

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Satisfaction and Discharge

         We may discharge our obligations under the indenture while notes remain outstanding if (1) all outstanding notes have or will become due and payable at their scheduled maturity within one year or (2) all outstanding notes are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

Agents

         We have initially appointed the trustee as the note registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	appoint additional paying agents or conversion agents; or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

         All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

         We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

         We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to the trustee and us. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

         The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

         Wilmington Trust Company is the trustee under the indenture. The trustee will be permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign. The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

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Form of Note, Delivery and Form

         We have issued the notes in the form of (1) certificated notes and (2) a global note. The global note was deposited with the trustee as custodian for Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Except as set forth below, the global note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global note directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC.

         DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

         DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

         Pursuant to procedures established by DTC, upon the deposit of the global note with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of notes represented by such global note to the accounts of participants. The accounts to be credited were designated by the initial recipient of the notes. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global note.

         Owners of beneficial interests in global notes who desire to convert their interests into class B common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

         So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global note will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global note, you will not be entitled to have the notes represented by the global note registered in your name, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered to be the owner or holder of any notes under the global note. We understand that under existing industry practice, if an owner of a beneficial interest in the global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

         We will make payments of principal of, premium, if any, and interest (including any additional interest) on the notes represented by the global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note. Neither the trustee, any paying

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agent nor we will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial interests.

         We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including additional interest) on the global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note, as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global note for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global note owning through such participants.

         Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

         DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global note or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global note for certificated notes which it will distribute to its participants and which will be legended, if required, to describe transfer restrictions imposed by applicable securities laws.

         Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the trustee nor we will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

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DESCRIPTION OF THE WARRANT

         On January 18, 2002, as consideration for the $380 million guarantee supporting the $429 million loan AWA received, we issued to the ATSB a warrant to purchase up to 18,754,000 shares of our class B common stock. In addition, we issued warrants to purchase up to 3,783,000 shares of our class B common stock to other loan participants. The following summary description of the warrant sets forth some general terms and provisions of the ATSB warrant, but the summary does not purport to be complete and is qualified in all respects by reference to the actual text of the warrant, a copy of which has been filed as an exhibit to the registration statement, of which this prospectus is a part. In the event of any conflict between this description and the text of the ATSB warrant, the text of the ATSB warrant shall govern. We urge you to read the text of the ATSB warrant because the ATSB warrant, and not this description, defines your rights as a holder of the ATSB warrant.

Exercise Period

         The ATSB warrant is exercisable at any time for a period of ten years from the initial issuance date.

Exercise Price And Other Terms

         The ATSB warrant will entitle its holder to purchase the shares of class B common stock specified on the face of the warrant at a price of $3.00 per share, subject to adjustment in accordance with the anti-dilution and other adjustment provisions described below. The holder of the warrant will be able to exercise the warrant, in whole or part, by delivering to us the certificate representing the warrant, the exercise notice properly completed and executed and payment of the aggregate exercise price for the number of shares of class B common stock as to which the warrant is being exercised. The exercise price will be payable at the option of the warrant holder:

•	in cash or by check payable to the order of America West Holdings Corporation;

•	by cancellation of indebtedness; or

•	by cashless exercise, pursuant to which the warrant holder will receive the number of shares of class B common stock as is equal to the product of (1) the number of shares of class B common stock being exercised under the warrant multiplied by (2) a fraction, the numerator of which is the market price per share of class B common stock at such time minus the exercise price per share of class B common stock at such time, and the denominator of which is the market price per share of class B common stock at such time.

         The warrant may be exercised at any time in whole or in part at the applicable exercise price until its applicable expiration date, as described above. No fractional shares of our class B common stock will be issued upon the exercise of the warrant. We will pay a cash adjustment instead of fractional shares equal to the product resulting from multiplying the fractional amount by the fair market value of one share of class B common stock. The fair market value shall be the average daily market price for the 20 trading days ending on the last trading day before the date of determination of the fair market value.

         Upon exercise of the warrant, we will deliver a stock certificate representing the number of shares that were exercised under the warrant, such certificate to be issued and delivered as soon as practicable after the warrant is exercised. If the warrant is not fully exercised, we will execute a new warrant exercisable for the remaining shares and deliver the new warrant at the same time as the stock certificate for the exercised shares.

Adjustments

         The exercise price of the warrant and the number of shares of class B common stock purchasable upon the exercise of the warrant may be subject to adjustment in certain situations. Within five business days following the effective date of any such adjustment, we will compute such adjustment and provide the warrantholder with a certificate setting forth the adjustment and the facts on which it is based.

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•	Upon any dividend or distribution of class B common stock to the holders of any class of common stock, split or other subdivision of the outstanding shares of class B common stock or the combination of the outstanding shares of class B common stock into a smaller number shares, the exercise price and number of shares of class B common stock issuable upon exercise of the warrant shall be increased or decreased proportionately as appropriate.

•	Upon the issuance of any rights, options or warrants to holders of any class of common stock to subscribe for or purchase shares of any class of common stock or securities convertible into any class of common stock at a price per share less than the greater of (1) the then current market price or (2) the then effective exercise price of the warrant (initially $3.00), the exercise price and number of shares of class B common stock issuable upon exercise of the warrant shall be increased or decreased proportionately as appropriate; provided however, that any adjustment so made shall be recalculated at the expiration of the exercise period of such rights, options or warrants to take into consideration only those rights, options or warrants actually exercised.

•	Upon the issuance or distribution to holders of any class of common stock, evidences of our indebtedness, cash or other assets, shares of any class of capital stock or any other security (other than class B common stock) or rights to subscribe therefor (other than as described above), the exercise price and number of shares of class B common stock issuable upon exercise of the warrant shall be increased or decreased proportionately as appropriate; provided however, that any adjustment made as a result of the grant of subscription rights shall be recalculated at the expiration of the exercise period of such subscription rights to take into consideration only those subscription rights actually exercised.

•	Upon a tender or exchange offer by us (other than an odd lot offer) for any class of common stock at a price in excess of the market price of such common stock at the expiration of the tender of exchange offer, the exercise price of the warrant and number of shares of class B common stock issuable by us shall be adjusted as appropriate.

•	Upon a dividend or other distribution of rights or warrants to holders of any class of common stock that, prior to a “triggering event” (as such term is defined in the indenture governing the terms of the notes, a copy of which is attached as an exhibit to the registration statement of which this prospectus forms a part) are (1) transferable with such shares of common stock, (2) not exercisable and (3) issued in respect of future issuances of common stock, the exercise price of the warrant and number of shares of class B common stock issuable by us shall be adjusted as appropriate upon the occurrence of a triggering event.

•	Upon any (1) consolidation or merger with or into another corporation (other than a consolidation or merger in which we are the surviving corporation and the class B common is not exchanged for securities, property or assets issued or delivered or paid by another person or entity) or (2) lease, sale or conveyance of all or substantially all of our property or assets, an adjustment will be made to enable the warrantholder to receive, in lieu of the shares of class B common stock that might otherwise have been purchased upon exercise of the warrant, the kind and number of shares and/or other securities and/or property and assets and/or cash receivable in such event that the holder would otherwise have been entitled to receive had the holder exercised the warrant immediately prior to such consolidation, merger, lease, sale or conveyance.

•	Upon any reclassification or change of, or recapitalization involving, class B common stock, including any such reclassification, change or recapitalization effected in connection with a consolidation or merger in which we are the surviving corporation and the class B common stock is exchanged for shares and/or other securities and/or property or assets and/or cash issued, delivered or paid by us, an adjustment will be made to enable the warrantholder to receive, in lieu of the shares of class B common stock that might otherwise have been purchased upon exercise of the warrant, the kind and number of shares and/or other securities and/or property and assets and/or cash receivable in such event that the holder would otherwise have been entitled to receive

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had the holder exercised the warrant immediately prior to such reclassification, change, consolidation or merger.

•	If we issue shares of any class of common stock, warrants or other convertible securities (subject to certain exclusions set forth in the warrant) at a price, conversion price or exercise price (including any adjustments thereof) per share less than the greater of (1) the fair market value of the class of common stock then being issued at the time of such issuance (or if being issued in an underwritten offering, the market price on the day that such offering is being priced) or (2) the then effective exercise price of the warrant (initially $3.00), then the exercise price of the warrant shall be adjusted on a “weighted average” formula basis.

Warrant Holder Not A Stockholder

         The warrant does not entitle the holder to any voting or other rights as are accorded to our stockholders nor is the holder subject to any liability for the exercise price or as a stockholder whether asserted by us or our creditors.

Transfer, Exchange And Exercise

         The warrant may be presented for transfer, exchange or exercise at any time on or prior to its expiration date, at which time the warrant will become wholly void and of no value. If a market for the warrant develops, the holder may sell the warrant instead of exercising it. We have agreed to use best efforts to list the warrant for trading on a national securities exchange. However, we can give no assurance that we will be able to do so. In addition, we can give no assurance as to the liquidity or development of any market for the warrant, the ability of a holder to sell the warrant or any portion thereof or the price at which a holder would be able to sell the warrant or any portion thereof. The trading price of the warrant will depend on the price of our class B common stock, the market for similar securities and other factors, including economic conditions and our financial condition, performance and prospects.

         We will not impose a charge for any exercise, exchange or transfer of the warrant, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer.

         Any issuance by Holdings of the shares of class B common stock upon exercise of the warrant must be made by Holdings pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act. In addition any issuance and any disposition may require registration or qualification under applicable state securities laws. Although we are also registering the issuance by Holdings of shares of class B common stock upon exercise of the warrant to holders of the warrant other than ATSB, we can give no assurance that the registration statement will remain effective at the time of exercise or that qualification under state securities laws will not be required. We have agreed to use all reasonable efforts to register or qualify, or cooperate with the warrant holders in connection with the registration or qualification (or exemption from such registration or qualification) of, the warrant for offer and sale under such state securities laws as the holders request in writing.

Registration Rights

         The following summary of the registration rights provided in the registration rights agreements relating to the ATSB warrant, as well as the registration rights relating to the class B common stock issuable upon exercise of the warrants issued to the other loan participants, copies of which have been filed as exhibits to the registration statement, of which this prospectus is a part, is not complete. Unless otherwise indicated, the provisions set forth below summarize the provisions contained in each of the registration rights agreements. This summary is not complete and you should refer to the respective registration rights agreements for a full description of the registration rights that apply to the warrant and the underlying shares of class B common stock. This summary is qualified in its entirety by the registration rights agreements. In the event of any conflict between this description and the registration rights agreements, the terms of the registration rights agreements will govern.

         The holders of the ATSB warrant and the class B common stock issuable upon exercise of all the warrants issued in the January 18, 2002 transaction are entitled to the benefits of separate registration rights agreements

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relating to the ATSB warrant and the other warrants. This prospectus is part of a shelf registration statement that we filed to meet our obligations under these registration rights agreements to register as soon as practicable after the issuance of the warrants:

•	resale of the ATSB warrant by the ATSB;

•	resales of the shares of class B common stock issuable upon exercise of all of the warrants by the selling securityholders, including the ATSB; and

•	the issuance by Holdings of shares of class B common stock upon exercise of the ATSB warrant to holders other than the ATSB.

         We will use our best efforts to have this shelf registration statement declared effective as soon as reasonably practicable following the filing thereof, and to keep it effective until the earlier of:

(1)	the date on which such securities cease to be outstanding;

(2)	the date on which such securities have been distributed to the public pursuant to Rule 144 or are saleable pursuant to paragraph (k) of Rule 144; or

(3)	the sale pursuant to the registration statement of the ATSB warrant and all of the underlying class B common stock being registered thereunder.

         We will be permitted to suspend the use of this prospectus for a period not to exceed 60 consecutive days or an aggregate of 90 days, in the aggregate, during any twelve month period under certain circumstances relating to disclosure of a material financing, acquisition, other transaction or other material non-public information, which disclosure our board of directors shall have determined in good faith is not in our and our stockholder’s best interests. A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.

         We will give notice of the effectiveness of the shelf registration statement to all holders who have provided us with the selling securityholder notice and questionnaire. Each holder must complete the notice and questionnaire in order to be named as a selling securityholder in the prospectus and prior to any intended distribution of registrable securities pursuant to the shelf registration statement. If we receive completed questionnaires from holders after the effectiveness of the shelf registration statement, we will, as promptly as practicable, file amendments or supplements to the registration statement naming those holders as selling securityholders, thereby allowing them to sell their securities under the registration statement. Any use of the registration statement by selling securityholders is, however, subject to our right to suspend use of the prospectus under certain circumstances and provided that we may take reasonable steps to aggregate the addition of registrable securities of more than one holder and we will not be required to file more than one amendment or supplement during any thirty-day period.

         We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities. Selling securityholders remain responsible for all selling expenses, such as commissions and discounts.

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion summarizes certain United States federal income tax consequences that may be relevant to holders who acquire and hold the notes, ATSB warrant or class B common stock as capital assets. The discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax considerations that may be relevant to holders of the notes, ATSB warrant and class B common stock. The discussion is based upon currently existing provisions of the Internal Revenue Code of 1986, existing and proposed Treasury regulations under the Internal Revenue Code and current administrative rulings and court decisions, all of which are subject to change or new interpretation, possibly with retroactive effect. In addition, these rules are complex and can be uncertain in their application. As a result of the foregoing, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below, and we have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made or the conclusions reached. Prospective investors should consult their own tax advisors regarding this investment.

         Except as specifically discussed below, this summary applies only to “U.S. Holders” that hold the notes, ATSB warrant or common stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment). For this purpose, U.S. Holders include citizens or residents of the U.S. and corporations, partnerships (unless the Treasury Regulations provide otherwise) or other entities organized under the laws of the U.S. or any political subdivision thereof. For U.S. federal income tax purposes, income earned through a non-U.S. or U.S. partnership or similar pass-through entity is attributed to its partners or owners. Trusts are U.S. Holders if they are subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or if they validly elect to be treated as U.S. persons. An estate is considered a U.S. Holder if its income, regardless of source, is subject to U.S. federal income taxation. Special rules apply to holders that are not U.S. Holders, referred to as “Non-U.S. Holders.” This summary describes some, but not all, of these special rules. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, such as:

•	banks or other financial institutions or government agencies, including the ATSB;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	expatriates;

•	insurance companies;

•	regulated investment companies;

•	foreign persons or entities, except to the extent specifically set forth below;

•	dealers in securities, commodities or currencies;

•	persons who hold notes, the ATSB warrant or our class B common stock through a partnership or other pass-through entity;

•	holders whose “functional currency” is not the U.S. dollar;

•	persons that will hold notes, the ATSB warrant or our class B common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes; or

•	persons deemed to sell notes, the ATSB warrant or our class B common stock under the constructive sale provisions of the Internal Revenue Code.

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         Finally, this summary does not describe the effect of the U.S. federal estate and gift tax laws on U.S. Holders or the effects of any applicable foreign, state, or local laws, except as set forth below with respect to Non-U.S. Holders.

         INVESTORS CONSIDERING THE PURCHASE OF THE NOTES, THE ATSB WARRANT OR OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

U.S. Holders

Taxation of Interest on the Notes

         U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting for U.S. federal income tax purposes where such interest constitutes “qualified stated interest” under the applicable IRS regulations. In general, if the terms of a debt instrument entitle a holder to receive payments other than qualified stated interest, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument regardless of the holder’s method of accounting. If the amount or timing of any additional payments on a note is contingent, the note could be subject to special rules that apply to contingent debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or retirement of a note before the resolution of the contingencies.

Original Issue Discount

         As noted above, if the terms of a debt instrument entitle a holder to receive payments other than qualified stated interest (including, for example, payments of principal and interest that are not qualified stated interest) that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” or “OID” over the term of the instrument. Because, at our option, we may pay the first six interest payments on the notes in the form of a deemed loan which will be added to the principal of the notes, none of the interest on the notes will constitute qualified stated interest and the notes will be considered to bear OID for U.S. federal income tax purposes. The term qualified stated interest is defined as stated interest that is unconditionally payable at least annually at a single fixed rate of interest. Additionally, if the notes were issued to the initial holders at a discount, such discount would cause the notes to bear OID for U.S. federal income tax purposes.

         The amount of OID with respect to each note will be equal to the excess of (a) the stated redemption price at maturity of a note over (b) its issue price. The stated redemption price at maturity of a note is the sum of all payments provided by the instrument (whether or not due at maturity), including both principal and any stated interest payments, other than “qualified stated interest” and payments subject to remote or incidental contingencies. As stated below, we have assumed that the contingent payments that are due under the notes will be treated as being subject to remote or incidental contingencies and thus may be disregarded for the purposes of calculating OID. The applicable OID rules are uncertain as to the determination of issue price in this context. Nevertheless, we plan to take the position that the issue price of a note will be its stated principal amount.

         A U.S. Holder is required to include OID in gross income as ordinary interest as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such U.S. Holder’s regular method of accounting. In general, the amount of OID included in income by the holder of a note is the sum of the daily portions of OID for each day during the taxable year, or portion of the taxable year, on which the holder held the note, including the purchase date and excluding the disposition date. The “daily portion” is determined by determining the OID attributable to each accrual period and allocating a ratable portion of the OID to each day in that accrual period. The “accrual period” for a note may be of any length and may vary in length over the term of a note, provided that each accrual period is not longer than one year and each scheduled payment of principal or interest occurs either on the first or final day of an accrual period.

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         The amount of OID for an accrual period is generally equal to the product of the note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (less qualified stated interest for the accrual period). The “adjusted issue price” of a note at the beginning of any accrual period is the sum of the issue price of the note plus the amount of OID allocable to all prior accrual periods minus the amount of any prior payments on the note (other than payments of qualified stated interest, if any). Under those rules, a U.S. Holder generally will have to include in income increasingly greater amounts of OID in successive accrual periods. The “yield to maturity” of a note is the discount rate that, when used in computing the present value of all payments to be made on a note, produces an amount equal to the issue price of the note.

Additional Payments

         In certain circumstances, investors in our notes could receive payments in excess of principal or stated interest. For example, we may be required to make additional payments as liquidated damages if we do not keep effective a registration statement, as described under “Description of the Notes—Registration Rights.”

         We do not believe that the notes should be treated as contingent debt instruments because the possibility of these additional payments is, in our view, remote. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the notes as contingent debt instruments. However, because of the lack of authority on point, the tax consequences of the additional payments are uncertain. The notes could be treated as contingent debt instruments, and as a result be considered to bear additional OID for U.S. federal income tax purposes. Other adverse tax consequences may result as well, particularly on the sale, disposition or retirement of the notes. If the notes are not treated as contingent debt instruments, so that the potential receipt of the additional payments does not affect the accrual of interest, the holders could still be required to recognize income or gain upon receipt of a contingent payment. For example, if we were required to pay liquidated damages, U.S. Holders would probably be required to recognize additional interest income.

Sale, Exchange or Redemption of the Notes

         Except as set forth below under “—Conversion of the Notes” and “—Market Discount,” and assuming the notes do not constitute contingent debt instruments, a U.S. Holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange. The holder’s gain or loss will equal the difference between the amount of any cash and the fair market value of any other property received by the holder and the holder’s adjusted tax basis in the note. Subject to the amortizable premium rules discussed below, the holder’s adjusted tax basis in the note will generally equal the amount the holder paid for the note, increased by the amount of any OID included in income by the holder through the date of disposition and decreased by any payments received on the note. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of individual taxpayers are generally taxed at a maximum federal rate of 20%. The deductibility of capital losses is subject to limitations.

Market Discount

         A U.S. Holder that acquires the notes may be affected by the “market discount” provisions of the Internal Revenue Code. Subject to a de minimis exception, these provisions generally require a U.S. Holder who acquires notes at a market discount to treat as ordinary income any gain recognized on the disposition of the notes to the extent of the “accrued market discount” on the notes at the time of maturity or disposition, unless the holder elects to include accrued market discount in income over the life of the notes. This election to include market discount in income over the life of the notes, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

         In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the notes at the time of acquisition, or, at the election of the holder, under a constant-yield method. If an election is made, it will apply only to the notes with respect to which it is made, and may not be revoked. A U.S. Holder who acquires notes at a market discount and who does not elect to include accrued market discount in income over the life of the notes may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the notes until maturity or until such notes are disposed of in a taxable transaction. If a U.S. Holder acquires notes with market discount and receives our class B common stock upon conversion of the

39.

notes, the amount of accrued market discount not previously included in income with respect to the converted notes through the date of conversion will be treated as ordinary income upon disposition of the class B common stock.

Amortizable Premium

         A U.S. Holder who purchases a note at a premium over its stated redemption price at maturity generally may elect to amortize such premium, referred to as “Section 171 premium,” from the purchase date to the note’s maturity date under a constant-yield method that reflects semiannual compounding based on the note’s payment period, with a corresponding decrease in tax basis. Amortizable premium, however, will not include any premium attributable to a note conversion feature.

         The premium attributable to the conversion feature is the excess, if any, of the note’s purchase price over the amount that the note’s fair market value would be if there were no conversion feature. Amortizable premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize a premium once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Conversion of the Notes

         A U.S. Holder generally will not recognize any income, gain or loss on converting a note into class B common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if it had received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize capital gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. Generally, the holder’s aggregate basis in the class B common stock will equal its adjusted basis in the note and the holder’s holding period for the stock will include the period during which it held the note. However, a holder’s tax basis in shares of stock considered attributable to accrued but unpaid qualified stated interest generally will equal the amount of such interest included in income, and the holding period for such shares shall begin on the date of conversion.

Dividends

         If, after a U.S. Holder converts a note into class B common stock, or exercises the ATSB warrant for our class B common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s basis in his class B common stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a dividends received deduction. The terms of the notes and the ATSB warrant allow for changes in the conversion price of the notes, and the exercise price of the ATSB warrant, in certain circumstances. A change in conversion price that allows noteholders or holders of the ATSB warrant to receive more shares of class B common stock on conversion or exercise may increase the noteholders’ or ATSB warrantholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders or ATSB warrantholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders or ATSB warrantholders even though they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion price or exercise price is adjusted to compensate the noteholders or the ATSB warrantholders for distributions of cash or property to our stockholders.

         Not all changes in conversion price or exercise price that allow noteholders or ATSB warrantholders to receive more stock on conversion or exercise, however, increase the noteholders’ or ATSB warrantholders’ proportionate interests in the company. For instance, a change in conversion or exercise price could simply prevent the dilution of the noteholders’ or ATSB warrantholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders’ or the ATSB warrantholders’ interests and the conversion or exercise price is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to them. Any taxable

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constructive stock dividends resulting from a change to, or failure to change, the conversion price or exercise price, as applicable, would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

Exercise of the ATSB Warrant

         An initial U.S. holder’s tax basis in an ATSB warrant will be equal to the fair market value of the ATSB warrant on the date the ATSB warrant is received assuming the receipt of the Warrant is treated as a closed transaction for tax purposes. A holder who acquires the warrant by purchase would have a tax basis equal to the purchase price. A U.S. Holder generally will not recognize any income, gain or loss upon exercise of the ATSB warrant for class B common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if it had received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize capital gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. Generally, the holder’s aggregate basis in the class B common stock will equal its adjusted basis in the ATSB warrant plus the amount of cash paid to exercise the ATSB warrant, and the holder’s holding period for the stock will begin with and include the date the ATSB warrant was exercised.

         If the ATSB warrant is not exercised and is allowed to expire, the U.S. holder of the ATSB warrant will recognize a loss equal to the holder’s tax basis in the ATSB warrant. The loss will be a long-term or short-term capital loss depending on the U.S. holder’s holding period for the ATSB warrant.

Cashless Exercise of the ATSB Warrant

         Although there is no authority directly on point, we believe that a U.S. holder of the ATSB warrant that acquires shares of our class B common stock through a cashless exercise of the ATSB warrant should not recognize gain or loss except with respect to cash, if any, received in lieu of fractional shares. The Internal Revenue Service may argue, however, that the surrender of the ATSB warrant in payment of the exercise price results in a taxable disposition in which the U.S. holder would recognize gain or loss. If the cashless exercise is not treated as either a taxable event or an exercise of the warrant under the applicable holding period rules, the U.S. holder’s holding period in the shares of our class B common stock received would include the holding period of the ATSB warrant exercised (provided the ATSB warrant is held as a capital asset). If a cashless exercise is treated as a taxable transaction, or in the same manner as a cash exercise, for federal income tax purposes, a U.S. holder’s holding period in the shares of class B common stock received will commence on the day after the cashless exercise. U.S. Holders are urged to consult their own tax advisors regarding the treatment of a cashless exercise of the ATSB warrant for federal income tax purposes.

Sale or Exchange of the ATSB Warrant

         U.S. holders of the ATSB warrant will recognize capital gain or loss on the sale or taxable exchange of the ATSB warrant in an amount equal to the difference between the amount of cash or property received and the U.S. holder’s tax basis in the ATSB warrant. The capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the ATSB warrant for more than one year. Capital gains of individuals are subject to tax at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Sale of Common Stock

         Except as described above under “Market Discount,” a U.S. Holder will generally recognize capital gain or loss on a sale or exchange of class B common stock. The holder’s gain or loss will equal the difference between any cash plus the fair market value of any other property received for the stock by the holder and the holder’s adjusted tax basis in the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. In the case of non-corporate U.S. Holders, long-term capital gains are generally taxed at a maximum rate of 20%. The deductibility of capital losses is subject to limitations.

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Non-U.S. Holders

Taxation of Interest

         Payments of interest to nonresident persons or entities, including OID (See U.S. Holders—Taxation of Interest on the Notes; Original Issue Discount) are generally subject to U.S. federal income tax at a rate of 30% (except where reduced or eliminated by an applicable tax treaty), collected by means of withholding by the payor. Payments of interest on the notes, including OID, to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from such tax, if the holders certify their nonresident status as described below. However, the portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

•	owns, directly or indirectly, at least 10% of our voting stock;

•	is a “controlled foreign corporation” that is related to us; or

•	is a bank receiving interest described in Internal Revenue Code Section 881(c)(3)(A).

         The portfolio interest exception and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or Form W-8IMY, as applicable, or appropriate substitute form to us, or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to our paying agent, Wilmington Trust Company, or us either directly or through other intermediaries. For payments made to a foreign partnership, the certification requirements generally apply to the partners rather than the partnership.

Sale, Exchange or Redemption of Notes

         Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, as discussed in more detail under “Income or Gains Effectively Connected With a U.S. Trade or Business” below;

•	in the case of an individual, such holder is present in the U.S. for 183 days or more in the taxable year of the disposition of the notes and certain other conditions are met;

•	the Non-U.S. Holder was a citizen or resident of the U.S. and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act referred to as FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

         The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or were during the shorter of the period during which the non-U.S. Holder held the notes, or the five years before the transaction, a “U.S. real property holding corporation” (“USRPHC”). In general, we would be a USRPHC if most of our assets consisted of interests in U.S. real estate. We do not believe that we are or were a USRPHC or that we will become one in the future. Because our common stock is regularly traded on the New York Stock Exchange, the FIRPTA rules would apply to a disposition of notes by a Non-U.S. Holder only if the holder owned, directly or indirectly, more than 5% of our class B common stock during the shorter of the period during which the non-U.S. Holder held the notes, or the five years before the holder’s disposition of the notes. For this purpose, the Non-U.S. Holder would be treated as owning the stock that the holder could acquire on conversion of the holder’s notes. If all of these

42.

conditions were met, and the FIRPTA rules applied to the sale, exchange or other disposition of notes by a Non-U.S. Holder, then any gain recognized by the holder would be treated as effectively connected with a U.S. trade or business, and would thus be subject to U.S. federal income tax generally as described below under “Non-U.S. Holders—Income or Gain Effectively Connected with a U.S. Trade or Business.”

Conversion of the Notes

         A Non-U.S. Holder generally will not recognize any income, gain or loss upon converting a note into class B common stock. Any gain recognized as a result of the holder’s receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. This general rule, however, is subject to exceptions, some of which are described under “Non-U.S. Holders—Sale, Exchange or Redemption of Notes” above.

Dividends

         Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note or exercise of the ATSB warrant will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the U.S. and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. Some of the common means of meeting this requirement are described above under “—Special Tax Rules Applicable to Non-U.S. Holders—Taxation of Interest.”

Exercise or Sale of the ATSB Warrant

         Non-U.S. Holders generally will not be subject to U.S. tax on the exercise of the ATSB warrant or the sale of such warrant unless the income is effectively connected with a U.S. trade or business. Non-U.S. Holders of the ATSB Warrant should consult with their tax advisors regarding the U.S. and foreign tax consequences with respect to the ATSB warrant.

Sale of Common Stock

         Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of class B common stock. This general rule, however, is subject to exceptions, some of which are described under “—Special Tax Rules Applicable to Non-U.S. Holders—Sale, Exchange or Redemption of Notes.”

Income or Gains Effectively Connected With a U.S. Trade or Business

         The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes, the ATSB warrant, or our common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes (including OID), dividends on class B common stock, or gain from the sale, exchange or other disposition of the notes, the ATSB warrant or our stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the U.S. and the holder’s country of residence, any “effectively connected” income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the U.S. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

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         The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under “Non-U.S. Holders—Taxation of Interest.” Because we are a U.S. corporation, our common stock and the ATSB warrant will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the U.S. and the decedent’s country of residence.

Backup Withholding and Information Reporting

         The Internal Revenue Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest (including OID), dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules currently require the payors to withhold tax at a 30% rate from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. This rate will be reduced over the next five years in accordance with recently enacted tax legislation. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

         Payments of interest, including OID, or dividends to individual U.S. Holders of notes or class B common stock will generally be subject to information reporting and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number. The information reporting and backup withholding rules do not apply to payments that are subject to the 30% withholding tax on dividends or interest paid to nonresidents or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments of dividends on class B common stock, or interest on notes, will generally not be subject to information reporting or backup withholding. To avoid backup withholding on dividends, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under “—Special Rules Applicable to Non-U.S. Holders—Taxation of Interest.”

         Payments made to U.S. Holders by a broker upon a sale of notes, the ATSB warrant or class B common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons or is engaged in a U.S. trade or business.

         Payments made to Non-U.S. Holders by a broker upon a sale of notes, the ATSB warrant or class B common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status as determined by applicable Treasury Regulations.

         Any amounts withheld from a payment to a holder of notes, the ATSB warrant or the class B common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

The Company’s Deductibility of Interest

         Generally, under Section 279 of the Internal Revenue Code, an interest deduction in excess of $5.0 million per year is not permitted with respect to certain “corporate acquisition indebtedness.” Corporate acquisition indebtedness includes any indebtedness that is:

•	issued to provide consideration for the direct or indirect acquisition of stock or assets of another corporation;

•	subordinated;

44.

•	convertible directly or indirectly into the stock of the issuing corporation; and

•	issued by a corporation that has a debt to equity ratio that exceeds two to one or the projected earnings do not exceed 3 times the annual interest to be paid or incurred.

         Our ability to deduct all of the interest payable on the notes will depend on the application of the foregoing tests to us. The availability of an interest deduction with respect to the notes was not determinative in our issuance of the notes pursuant to this offering.

         Under Section 163(l) of the Internal Revenue Code, no deduction is permitted for interest paid or accrued on any indebtedness of a corporation that is payable in equity of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. These arrangements could include debt instruments that are convertible at the holder’s option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest payments on the notes will be adversely affected by these rules.

         THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES, THE ATSB WARRANT OR OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

         The validity of the notes, the warrant, and class B common stock is being passed upon for us by Cooley Godward, LLP, our special counsel.

EXPERTS

         The financial statements and financial statement schedules of AWA and Holdings as of December 31, 2001 and for the year then ended incorporated in this prospectus by reference to the companies’ Annual Reports on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         Our financial statements and financial statement schedules of AWA and Holdings as of December 31, 2000, and for each of the years in the two-year period ended December 31, 2000, have been incorporated by reference herein to the companies’ Annual Reports on Form 10-K for the year ended December 31, 2001 in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, all of which will be paid by the registrant, in connection with the distribution of the securities being registered. All amounts are estimated, except the SEC Registration Fee:

SEC Registration Fee	$19,226

Accounting Fees	$25,000

Legal Fees and Expenses	$25,000

Printing Expenses	$8,000

Miscellaneous	$2,724

Total	$80,000

Item 15. Indemnification of Officers and Directors

The Certificate of Incorporation of America West Holdings Corporation (“Holdings”), the Restated Certificate of Incorporation of America West Airlines, Inc. (“AWA”) and Restated Bylaws of each of Holdings and AWA provide that each of the company will indemnify each of its directors and officers to the full extent permitted by the laws of the State of Delaware and may indemnify certain other persons as authorized by the Delaware General Corporation Law (the “DGCL”).

Section 145 of the DGCL provides as follows:

“(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b)  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)  To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in

II-1.

defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(d)  Any indemnification under subsections (a) and (b) of this Section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by a majority vote of the board of directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

(e)  Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

(f)  The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(g)  A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

(h)  For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent for such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(i)  For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)  The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

II-2.

         Holdings’ Certificate of Incorporation, AWA’s Restated Certificate of Incorporation and both companies’ Restated Bylaws also limit the personal liability of directors to the respective company and its stockholders for monetary damages resulting from certain breaches of the directors’ fiduciary duties. Both Holdings’ Certificate of Incorporation and AWA’s Restated Certificate of Incorporation provides as follows:

“A person who is or was a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the Director derived any improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of Directors of the Corporation shall be eliminated or limited to the full extent permitted by the DGCL, as so amended. The elimination and limitation of liability provided herein shall continue after a Director has ceased to occupy such position as to acts or omissions occurring during such Director’s term or terms of office, and no amendment or repeal of this Section 12 shall apply to or have any effect on the liability or alleged liability of any Director of the Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.”

Both registrants maintain directors’ and officers’ liability insurance.

Item 16. Exhibits and Financial Statement Schedules

Exhibit	Description

4.1(1)	Indenture, dated as of January 18, 2002, between America West Holdings Corporation and Wilmington Trust Company, as Trustee and not in its individual capacity, for America West Holdings Corporation 7.5% Convertible Senior Notes due 2009.

4.2(1)	Form of America West Holdings Corporation 7.5% Convertible Senior Notes due 2009.

4.3(1)	Registration Rights Agreement, dated January 18, 2002, with respect to shares of Class B Common Stock underlying the America West Holdings Corporation 7.5% Convertible Senior Notes due 2009 (included in Exhibit 4.1)

4.4(1)	Guaranty, dated as of January 18, 2002, by America West Airlines, Inc., in favor of the Holders and the Trustee under the Indenture dated January 18, 2002.

4.5(1)	Warrant to Purchase Class B Common Stock, dated January 18, 2002, issued to the Air Transportation Stabilization Board and the other warrant recipients under the $429,000,000 Loan Agreement dated January 18, 2002.

4.6(1)	Registration Rights Agreement, dated January 18, 2002, between America West Holdings Corporation and the Air Transportation Stabilization Board with respect to shares of Class B Common Stock underlying the Warrant to Purchase Class B Common Stock.

4.7(1)	Warrant Registration Rights Agreement between America West Holdings Corporation and the other warrant recipients under the $429,000,000 Loan Agreement dated January 18, 2002, with respect to shares of Class B Common Stock underlying their warrants to Purchase Class B Common Stock.

5.1	Opinion of Cooley Godward LLP.

12.1	Computation of ratio of earnings to fixed charges for Holdings

12.2	Computation of ratio of earnings to fixed charges for AWA

23.1	Consent of Cooley Godward LLP (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of KPMG LLP

24.1	Power of Attorney (see signature page in Part II of registration statement)

II-3.

Exhibit	Description

25.1	Statement of Eligibility of Wilmington Trust Company on Form T-1

(1)	Incorporated by reference to Holdings’ and AWA’s Current Report on Form 8-K filed January 31, 2002.

Item 17. Undertakings

(A)  Each of the undersigned registrants hereby undertakes:

         (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

         (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

         (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B)  Each of the undersigned registrants hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

(C)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

II-4.

(D)  Each of the undersigned registrants hereby undertakes to file an application for the purposes of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations presented by the Securities and Exchange Commission under Section 305(b)(2) of the Trust Indenture Act.

II-5.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tempe, State of Arizona, on the 17th day of May, 2002.

America West Holdings Corporation

By:	/s/ W. Douglas Parker W. Douglas Parker Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

         Know All Persons By These Presents, that each person whose signature appears below constitutes and appoints W. Douglas Parker and Bernard L. Han and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ W. Douglas Parker W. Douglas Parker	Chairman of the Board of Directors, Director, President and Chief Executive Officer (Principal Executive Officer)	May 17, 2002

/s/ Bernard L. Han Bernard L. Han	Executive Vice President (Principal Financial and Accounting Officer)	May 17, 2002

/s/ John L. Goolsby John L. Goolsby	Director	May 17, 2002

/s/ Walter T. Klenz Walter T. Klenz	Director	May 17, 2002

/s/ Marie L. Knowles Marie L. Knowles	Director	May 17, 2002

/s/ Richard C. Kraemer Richard C. Kraemer	Director	May 17, 2002

/s/ Robert J. Miller Robert J. Miller	Director	May 17, 2002

/s/ Denise M. O’Leary Denise M. O’Leary	Director	May 17, 2002

/s/ Richard P. Schifter Richard P. Schifter	Director	May 17, 2002

/s/ John F. Tierney John F. Tierney	Director	May 17, 2002

/s/ J. Steven Whisler J. Steven Whisler	Director	May 17, 2002

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 17th day of May, 2002.

America West Airlines, Inc.

By:	/s/ W. Douglas Parker W. Douglas Parker Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

         Know All Persons By These Presents, that each person whose signature appears below constitutes and appoints W. Douglas Parker and Bernard L. Han and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ W. Douglas Parker W. Douglas Parker	Chairman of the Board of Directors, Director, President and Chief Executive Officer (Principal Executive Officer)	May 17, 2002

/s/ Bernard L. Han Bernard L. Han	Executive Vice President (Principal Financial and Accounting Officer)	May 17, 2002

/s/ John L. Goolsby John L. Goolsby	Director	May 17, 2002

/s/ Walter T. Klenz Walter T. Klenz	Director	May 17, 2002

/s/ Marie L. Knowles Marie L. Knowles	Director	May 17, 2002

/s/ Richard C. Kraemer Richard C. Kraemer	Director	May 17, 2002

/s/ Robert J. Miller Robert J. Miller	Director	May 17, 2002

/s/ Denise M. O’Leary Denise M. O’Leary	Director	May 17, 2002

/s/ Richard P. Schifter Richard P. Schifter	Director	May 17, 2002

/s/ John F. Tierney John F. Tierney	Director	May 17, 2002

/s/ J. Steven Whisler J. Steven Whisler	Director	May 17, 2002

EXHIBIT INDEX

Exhibit	Description

4.1(1)	Indenture, dated as of January 18, 2002, between America West Holdings Corporation and Wilmington Trust Company, as Trustee and not in its individual capacity, for America West Holdings Corporation 7.5% Convertible Senior Notes due 2009.

4.2(1)	Form of America West Holdings Corporation 7.5% Convertible Senior Notes due 2009.

4.3(1)	Registration Rights Agreement, dated January 18, 2002, with respect to shares of Class B Common Stock underlying the America West Holdings Corporation 7.5% Convertible Senior Notes due 2009 (included in Exhibit 4.1)

4.4(1)	Guaranty, dated as of January 18, 2002, by America West Airlines, Inc., in favor of the Holders and the Trustee under the Indenture dated January 18, 2002.

4.5(1)	Form of Warrant to Purchase Class B Common Stock, dated January 18, 2002, issued to the Air Transportation Stabilization Board and the other warrant recipients under the $429,000,000 Loan Agreement dated January 18, 2002.

4.6(1)	Registration Rights Agreement, dated January 18, 2002, between America West Holdings Corporation and the Air Transportation Stabilization Board with respect to shares of Class B Common Stock underlying the Warrant to Purchase Class B Common Stock.

4.7(1)	Warrant Registration Rights Agreement between America West Holdings Corporation and the other warrant recipients under the $429,000,000 Loan Agreement dated January 18, 2002, with respect to shares of Class B Common Stock underlying their Warrants to Purchase Class B Common Stock.

5.1	Opinion of Cooley Godward LLP.

12.1	Computation of ratio of earnings to fixed charges for Holdings

12.2	Computation of ratio of earnings to fixed charges for AWA

23.1	Consent of Cooley Godward LLP (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of KPMG LLP

24.1	Power of Attorney (see signature page in Part II of registration statement)

25.1	Statement of Eligibility of Wilmington Trust Company on Form T-1

(1)	Incorporated by reference to Holdings’ and AWA’s Current Report on Form 8-K filed January 31, 2002.